St James's Corporate Services Limited

(Registered in England)
Registration number 3566623

6 St James's Place
London SW1A 1NP
Tel 020 7499 3916
Fax 020 7491 1989


06018506

PECD/JAK

13 November 2006

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
WASHINGTON D.C. 20549-0302
United States of America

Dear Sirs

Western Areas Limited
Issuer No. 82-268
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of Western Areas Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Unaudited Quarterly Results ended 30 September 2006 – 30 October 2006**

2. **Circular to Western Areas Shareholders re offer by Gold Fields Limited – 10 November 2006**

Yours faithfully
For and on behalf of
St James's Corporate Services Limited

P E C Dexter
Secretary


WESTERN AREAS
LIMITED

WESTERN AREAS LIMITED

UNAUDITED QUARTERLY RESULTS ENDED 30 SEPTEMBER 2006

CONTACT DETAILS

WESTERN AREAS LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1959/003209/06)
("Western Areas" or "the Company")
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
28 Harrison Street Johannesburg 2001
PO Box 61719 Marshalltown 2107
Telephone: +27 (11) 688-5000
Fax: +27 (11) 834-9195

DIRECTORATE
G Marcus (Executive Chairperson)
S A Levitt (Chief Financial Officer)
S Tainton (Executive)
D M Nurek (Non-Executive)
N D B Orleyn (Non-Executive)
J R Dixon (Independent Non-Executive)
I S Sehoole (Independent Non-Executive)
H J Smith (Independent Non-Executive)

COMMUNICATIONS
E-mail: info@wal.co.za
Fax: +27 (11) 834-9195
Website: www.westernareas.co.za

TRANSFER SECRETARIES – SOUTH AFRICA
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street Johannesburg 2001
PO Box 61051 Marshalltown 2107
Telephone: +27 (11) 370-5000
Fax: +27 (11) 688-7721/2

OFFICE OF UNITED KINGDOM REGISTRARS
Capita Registrars
The Registry
34 Beckenham Road Beckenham
Kent BR3 4TU
Tel: +44 (870) 162 3100
Fax: +44 (20) 8639 2142

UNITED STATES DEPOSITORY
American Depository Receipts
The Bank of New York
Shareholder Relations Department
Tel: +1 (212) 815 3326
Fax: +1 (212) 571 3050
www: adrbny.com
Shareholder Relations
Toll free no: (US or Canada only)
1-888-269-2377 (1-888-BNY-ADRs)
International callers:
Tel: +1 (212) 815 3700

Dear Shareholders
The third quarter 2006 (Q3) has indeed been an eventful one for Western Areas and South Deep.

Gold Production, Costs and the Impact of the Derivative Structure
The results for Q3 are broadly in keeping with the revised production plan (the "Revised Plan") following the Shaft Incident of 4 May 2006, compounded by the recent underground fire in the 95 3W project area that started on 31 August 2006.

The total plant feed for South Deep for Q3 was 18% higher than that of Q2, with 265 833 tonnes of underground ore (Revised Plan: 269 000 tonnes) and 190 373 tonnes of low grade waste dump material (Revised Plan: 90 000 tonnes) having been processed, resulting in the production of 1 989kg of gold (by comparison gold sold of 2 028kg). The head grade of the underground ore decreased from 7.69g/t (Q2) to 6.73g/t (Q3); whereas the overall head grade inclusive of low grade waste dump material decreased to 4.36g/t over the same period (Q2: 5.61g/t), due to the high volume of waste dump material processed.

The redirection of the underground ore flow through the South Shaft Complex has resulted in increased transportation distances to the metallurgical plant, which in addition to the increased amount of low grade waste dump material processed, has resulted in increased operating costs by way of double-handling and additional transportation costs.

The Company's attributable share of gold production for the year-to-date is 121 737 ounces (compared to the Revised Plan of 120 412 ounces), whereas its share for Q3 totalled 32 532 ounces (Q2: 35 232 ounces).

Given the high fixed costs, all unit production costs have increased largely due to the lower production levels. By way of example, cash operating costs increased from R124 965/kg (Q2) to R143 784/kg (Q3). Operating costs were not reduced as was initially envisaged, this being a function of the higher transport and logistical costs arising from the use of the South Shaft Complex. Moreover, the use of proto teams (other than those based at South Deep) to fight the underground fire, has resulted in once-off increased costs for personnel and consumables alike.

However, permanent savings have been made through the elimination of a number of contractor obligations, which will become evident once operations have been resumed at the Twin Shaft Complex.

The operating loss from gold operations for Q3 decreased marginally to R99.9 million (Q2 Restated: R104.9 million), as the depreciation of the Rand from R7.1420/$ (Q2) to R7.7643/$ (Q3) had a positive impact on the Rand gold price. Gold revenues increased by R5.7 million from quarter to quarter. With the reduced production the Company was unable to fully benefit from this, as the net commitment under the derivative structure was greater than the ounces sold for the quarter. In accordance with defined accounting policies, which are further elaborated in the notes provided in the financial section, the derivative structure was deemed to be ineffective for September 2006 and June 2006. Accordingly, the losses relating to the ineffective portions of the derivative structure, cumulatively R74.4 million for the year-to-date, are now recognised as a fair value adjustment in the income statement, and are no longer accounted for as an adjustment to gold revenue. As a result of this change, the revised gold price achieved for Q2 and Q3 is R81 846/kg and R94 046/kg respectively, which compares with R67 456/kg and R59 183/kg (respectively) had hedge accounting rules been applied. It is anticipated that this shortfall in production ounces, by comparison committed ounces under the derivative structure, will persist into Q4.

Given that the derivative structure is a US Dollar obligation, the impact of the weaker Rand relative to the US Dollar resulted in a negative fair value adjustment of R225 million for the derivative structure and R81 million for the deferred premium. This compares with R370 million and R124 million respectively for Q2. Due to lower production forecast for Q4, the fair value adjustment for Q3 also includes a R47.5 million adjustment for Q4 that relates to the anticipated ineffective portion of the derivative structure, normally accounted for in the hedge reserve.

The Joint Venture board has agreed to the insurance claim as being of an underground nature. The underwriters have accepted liability for the claim subject to an underground sub-limit of US$65 million, and the submission of a "Proof of Loss" document. On this basis, and given that the calculated loss incurred up to 30 September 2006 approximates the underground sub-limit, an amount of R252 million has been recognised, representing the Company's 50% share of the claim. This reduces the net loss for Q3 after taxation to R170 million, which compares with R361 million for Q2.

Capital Raising
On 4 September 2006, and in keeping with the authority granted to directors at the Annual General Meeting of 10 May 2006, the Company issued 7.7 million ordinary shares at a price of R41 per share, realising R315.7 million. These funds were utilised to repay the R113 million used as part of the R200 million Standard Bank facility, as well as to meet the Company's ongoing hedge commitments.

The payment of the insurance claim for the Shaft Incident is expected before the year-end, which in conjunction with the existing loan facilities of R240 million, would delay any capital-raising through to Q2 of 2007.

Recommissioning of the Twin Shaft Complex
Rehabilitation work at the Twin Shaft Complex has progressed well, with the re-commissioning of the Main Shaft being expected in January 2007, and the attainment of a hoisting rate of 200 000 tonnes per month of underground ore being planned for June 2007. Work has commenced on the deepening of the Ventilation Shaft, Twin Shaft Complex, which will enhance both the ventilation and hoisting capacity.

Safety
Tragically, a fatality occurred on 25 September 2006 as a result of a seismic event in the vicinity of the apex of the 90 9W VCR Raise. The seismic event, which had a magnitude of 1.0 on the Richter Scale, resulted in severe footwall movement, failure of the

hanging wall and extensive damage to the working place. The failure of the stoping horizon resulted in two mine employees being trapped, one of whom, Mr Baptisto Ngovene, died in the process of being rescued.

The Lost Time Injury Rate regressed from 0.56 in 2005 to 0.94 for the year-to-date.

Fire

On 31 August 2006 a fire broke out on the 95 3 West level at South Deep. The fire is presently contained to the 83 and 85 Levels. Safety considerations resulted in the loss of a number of shifts, and production was affected accordingly. This will continue to be the case until the fire is fully extinguished. An insurance claim has been lodged for both business interruption and rehabilitation. In those areas where the fire has been extinguished, rehabilitation and assessment of damage has commenced. In addition, new areas have been opened up for mining which will contribute to attaining the targeted levels of production.

Western Areas Prospecting (Pty) Limited ("WAP")

The BEE agreement entered into between the Company and its BEE partner, Peotona Gold (Pty) Limited ("Peotona"), has become unconditional and is thus of full force and effect. Accordingly, WAP has become a subsidiary of Western Areas, with Peotona holding an interest of 26%. In terms of the agreement with Peotona, the latter will only have to fund their acquisition of the 26% shareholding in WAP (the "Consideration"), which holds certain Prospecting Rights adjacent to South Deep, once value is realised therefrom. The Company is still in the process of determining the extent of the Consideration payable by Peotona. In the event that the Consideration payable is lower than what is deemed to be fair value, the Company will be obliged to recognise 20% of such a differential as a cash settled share-based payment, whereas the balance will constitute an equity settled share-based payment.

Furthermore, in recognition of the historical interest held by Free State Development and Investment Corporation Limited ("FSD") in the prospecting rights that are now held by WAP, and by way of prior arrangement, some 50% to 60% of the Company's 74% shareholding in WAP will be issued to FSD. Once a formal agreement has been concluded, which is expected before the year-end, the Company will recognise the disposal of its investment in WAP to FSD.

Feasibility Study

A feasibility study has recently been completed by the Joint Venture. Developed over the past 18 months, the objective has been to establish optimal production levels given the defined mineral resources. Two production scenarios were evaluated, namely a 220 000 tonnes per month ("tpm") scenario and a 330 000tpm scenario. As part of the process, each of the 13 modules developed by mine personnel was critically reviewed by appropriate peer groups represented by internationally recognised consultancy groups and/or companies. The 330 000tpm scenario yielded the best financial returns, and will form the basis of the mine plan going forward.

The production profile for the entire mining authorisation builds up from the current plan for 2007 of 2 127 983 tonnes (177 324tpm) to a maximum of 4 082 156 tonnes in 2021 (340 180tpm), with 1 012 254 tonnes being mined in the final year of the Life of Mine (2049). The planned capacity of 330 000tpm is attained in 2012, and is largely maintained thereafter. Capital expenditure to the end of the 2012 financial year is estimated to be R3.5 billion, the majority of which will be funded by cash flows generated by the mine.

A summary of the feasibility study will be available in the technical report issued as part of the Circular to Shareholders in response to the Gold Fields Limited Offer.

Gold Fields Offer to all Western Areas Shareholders

On 11 September 2006 Gold Fields Limited ("Gold Fields") made an unsolicited offer (the "Offer") to all Western Areas shareholders to acquire their shares in the Company. Gold Fields have recently increased their shareholding in Western Areas from 18% to 34.7% through the acquisition of a block of shares from JCI. In addition, they also have put and call options in place which, if exercised, will take the Gold Fields shareholding to 41%. In the event that Gold Fields acquires additional Western Areas shares (other than in terms of the Offer) within three months of implementation of the aforementioned put and/or call options, Gold Fields has undertaken to increase the consideration payable to Western Areas shareholders in terms of the Offer to match the increase in the consideration so paid by Gold Fields. Gold Fields distributed their circular to all shareholders of Western Areas on 30 October 2006, in which they outline their Offer to acquire the entire issued share capital of Western Areas for a consideration of 35 ordinary shares in Gold Fields for every 100 ordinary shares held in Western Areas. Filings have been made by both companies with the Competition Commission, and the relevant approvals for the Offer still need to be obtained from the Securities Regulation Panel in terms of the Western Areas response letter. Royal Bank Of Canada Europe Limited has been engaged, in keeping with the requirements of the Securities Regulation Panel, to provide an independent "Fair and Reasonable" opinion. This opinion will be mailed to all shareholders together with the Board of Directors' response to the Offer document. Thereafter it will be available on the Western Areas website.

The Board of Directors urges all shareholders to carefully consider the Offer document distributed by Gold Fields to all shareholders, as well as the response to the Offer, once finalised.

Cautionary and further announcements

Shareholders are referred to the cautionary announcement published on 11 September 2006, and are reminded to exercise caution when trading in Western Areas' shares until such time as a further announcement is made.

By order of the Board
Johannesburg
30 October 2006

CONSOLIDATED INCOME STATEMENT

SA Rand million	Notes	Quarters ended 30.09.06 Unaudited	30.06.06 Restated	31.03.06 Unaudited	Year to date 30.09.06 Unaudited	Year ended 31.12.05 Audited
Gold revenue		**71.4**	65.7	107.4	**244.5**	**420.6**
Gold sales at spot		**147.1**	139.6	188.7	**475.4**	647.8
Gold first charge		**3.0**	3.4	3.2	**9.6**	13.1
Realisation of matured options	1,2	**(78.7)**	(77.3)	(84.5)	**(240.5)**	(240.3)
Total production costs		**(171.3)**	(170.6)	(174.9)	**(516.8)**	(668.2)
Production costs		**(145.5)**	(137.0)	(140.6)	**(423.1)**	(549.9)
Amortisation of mining assets		**(23.4)**	(27.7)	(34.8)	**(85.8)**	(125.1)
Other – non cash	3	**(2.4)**	(5.9)	0.5	**(7.9)**	6.8
Operating loss from gold operations		**(99.9)**	(104.9)	(67.5)	**(272.3)**	(247.6)
Property, plant and equipment write-off	4	**-**	(28.0)	-	**(28.0)**	-
Net other income	5	**252.8**	1.0	32.4	**286.2**	8.4
Administration and other expenditure		**(26.4)**	(5.1)	(10.2)	**(41.7)**	(23.8)
Operating profit/(loss) before financing costs		**126.5**	(137.0)	(45.3)	**(55.8)**	(263.0)
Finance (expense)/income		**(0.6)**	1.8	1.2	**2.4**	(29.0)
Operating profit/(loss) after financing costs		**125.9**	(135.2)	(44.1)	**(53.4)**	(292.0)
Present value adjustment for option premium payable		**(48.4)**	(8.6)	(3.7)	**(60.7)**	(55.6)
Realised ineffective fair value adjustment	1	**(37.7)**	(36.7)	-	**(74.4)**	-
Fair value adjustment	1,6	**(272.6)**	(369.6)	52.9	**(589.3)**	(128.9)
Exchange (losses)/gains	7	**(81.4)**	(124.5)	21.0	**(184.9)**	(107.7)
Reversal of impairments/(impairments)	8	**15.3**	-	-	**15.3**	(84.9)
Share of loss in associated company		**-**	-	-	**-**	(5.3)
(Loss)/Profit before taxation		**(298.9)**	(674.6)	26.1	**(947.4)**	(674.4)
Taxation	11	**128.9**	313.8	(13.9)	**428.8**	267.0
(Loss)/Profit for the period		**(170.0)**	(360.8)	12.2	**(518.6)**	(407.4)
(LOSS)/EARNINGS PER ORDINARY SHARE (CENTS)						
- Basic		**(108.8)**	(234.3)	7.9	**(335.0)**	(339.2)
- Headline		**(118.9)**	(216.6)	(13.4)	**(348.7)**	(273.9)
Number of ordinary shares issued (million)		**161.7**	154.0	154.0	**161.7**	154.0
Weighted average number of ordinary shares (million)	9	**156.3**	154.0	154.0	**154.8**	120.1
Determination of headline loss:						
(Loss)/Profit for the period		**(170.0)**	(360.8)	12.2	**(518.6)**	(407.4)
Loss/(Profit) on impairment/disposal of property, plant and equipment		**0.6**	27.3	(32.2)	**(4.3)**	(6.1)
Profit on disposal of unlisted investments		**-**	-	-	**-**	(1.0)
Profit on disposal of treasury shares		**-**	-	-	**-**	(4.3)
Fair Value adjustment of other investments		**(1.1)**	-	(0.6)	**(1.7)**	(0.3)
(Reversal of impairments)/impairments		**(15.3)**	-	-	**(15.3)**	84.9
Share of loss in associated company relating to impairments		**-**	-	-	**-**	5.3
Headline loss		**(185.8)**	(333.5)	(20.6)	**(539.9)**	(328.9)

CONSOLIDATED BALANCE SHEET

SA Rand million	Notes	**30.09.06 Unaudited**	30.06.06 Unaudited	31.03.06 Unaudited	31.12.05 Audited
		Period ended			Year ended
ASSETS					
Non-current assets					
Property, plant and equipment	10	**3 320.2**	3 279.1	3 290.1	3 299.6
Investment properties		**1.5**	1.5	1.5	1.5
Other investments		**18.7**	18.3	18.3	17.7
Other long-term assets		**1.0**	1.0	1.0	1.0
Deferred taxation	11	**1 388.4**	1 367.5	1 050.8	847.7
Derivative asset – long-term portion	6	**1 391.1**	1 375.3	1 138.7	881.8
		6 120.9	6 042.7	5 500.4	5 049.3
Current assets					
Inventories		**21.6**	23.9	30.8	31.1
Trade and other receivables	5	**274.3**	26.1	62.2	35.0
Derivative asset – short-term portion	6	**190.7**	178.8	149.4	114.6
Cash and cash equivalents		**154.3**	20.7	133.6	207.9
Non-current asset held for sale		**0.9**	0.9	0.9	0.9
		641.8	250.4	376.9	389.5
Total assets		**6 762.7**	6 293.1	5 877.3	5 438.8
EQUITY AND LIABILITIES					
Capital reserves					
Shareholders' equity per statement		**1 147.0**	887.3	1 254.8	1 509.3
Non-current liabilities					
Provision for post-retirement medical benefits		**2.4**	2.7	2.7	2.9
Provision for environmental rehablitation		**20.6**	20.1	19.7	19.2
Option premium payable – long-term portion		**904.0**	818.3	751.4	803.3
Derivative liability – long-term portion	6	**3 861.1**	3 801.3	3 195.6	2 537.0
		4 788.1	4 642.4	3 969.4	3 362.4
Current liabilities					
Option premium payable – short-term portion		**180.1**	174.6	136.3	136.1
Derivative liability – short-term portion	6	**519.6**	482.7	402.5	306.9
Trade and other payables		**127.9**	106.1	114.3	124.1
		827.6	763.4	653.1	567.1
Total equity and liabilities		**6 762.7**	6 293.1	5 877.3	5 438.8

CONSOLIDATED CASH FLOW STATEMENT

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

SA Rand million	30.09.06 Unaudited	Quarters ended 30.06.06 Unaudited	31.03.06 Unaudited	Year to date 30.09.06 Unaudited	Year ended 31.12.05 Audited
Cash flow utilised by operating activities					
Cash flow (utilised by)/from operations	**(11.6)**	37.0	42.2	**67.6**	77.4
Net interest (paid)/received	**(0.6)**	1.8	1.2	**2.4**	(27.6)
Dividends received	**–**	0.5	–	**0.5**	–
Tax received	**–**	2.5	1.2	**3.7**	–
Net cost of realisation of options	**(80.6)**	(75.6)	(54.1)	**(210.3)**	(162.3)
	(92.8)	(33.8)	(9.5)	**(136.1)**	(112.5)
Cash flow utilised in investing activities					
Additions to property, plant and equipment	**(48.4)**	(43.6)	(30.0)	**(122.0)**	(113.4)
Proceeds on disposal of mining assets	**0.2**	1.9	–	**2.1**	11.4
Proceeds on disposal of unlisted investment	**–**	–	–	**–**	1.0
Acquisition of other investments	**–**	–	–	**–**	(2.0)
	(48.2)	(41.7)	(30.0)	**(119.9)**	(103.0)
Cash flow from/(utilised in) finance activities					
Loan from JCI	**–**	–	–	**–**	(94.8)
Ordinary shares issued – proceeds	**315.7**	–	–	**315.7**	639.1
– costs	**(0.3)**	–	–	**(0.3)**	(6.9)
Option premiums paid	**(40.8)**	(37.4)	(34.8)	**(113.0)**	(127.2)
	274.6	(37.4)	(34.8)	**202.4**	410.2
Net increase/(decrease) in cash and cash equivalents	**133.6**	(112.9)	(74.3)	**(53.6)**	194.7
At beginning of period	**20.7**	133.6	207.9	**207.9**	13.2
At end of period	**154.3**	20.7	133.6	**154.3**	207.9

PRODUCTION AND UNIT RESULTS

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

Year ended 31.12.05	**Year to date 30.09.06**	Quarters ended 31.03.06	30.06.06	**30.09.06**				**Quarters ended 30.09.06**	30.06.06	31.03.06	**Year to date 30.09.06**	Year ended 31.12.05
IMPERIAL								METRIC				
						Lost Time Injury per 200 000 hours		**0.90**	1.04	0.88	**0.94**	0.56
947	**555**	254	164	**137**	tons	Reef mined ('000)	tonnes	**124**	149	231	**504**	859
962	**542**	242	151	**149**	tons	Reef ore milled ('000)	tonnes	**135**	137	220	**492**	879
212	**200**	29	64	**107**	tons	Waste dump milled ('000)	tonnes	**97**	58	26	**181**	179
1 174	**742**	271	215	**256**	tons	Total milled ('000)	tonnes	**232**	195	246	**673**	1 058
0.239	**0.214**	0.221	0.224	**0.196**	oz/ton	Yield (underground)	g/tonne	**6.73**	7.69	7.53	**7.36**	8.15
0.200	**0.164**	0.200	0.164	**0.127**	oz/ton	Yield (incl. surface)	g/tonne	**4.36**	5.61	6.83	**5.63**	6.90
234 584	**121 737**	53 973	35 232	**32 532**	oz	Gold produced	kg	**1 012**	1 096	1 679	**3 787**	7 296
231 094	**125 208**	55 460	36 578	**33 170**	oz	Gold sold	kg	**1 032**	1 138	1 725	**3 895**	7 188
367	**527**	422	602	**624**	US$/oz	Cash costs	R/kg	**143 784**	124 965	83 777	**111 733**	75 365
448	**644**	525	750	**735**	US$/oz	Total production costs	R/kg	**169 349**	155 676	104 161	**136 490**	91 822
338	**397**	403	394	**408**	US$/oz	Gold price achieved	R/kg	**94 046**	81 846	79 862	**84 199**	69 371
448	**587**	561	605	**632**	US$/oz	Average gold spot price	R/kg	**145 602**	125 670	111 196	**124 539**	91 944
						Average exchange rate achieved	R/$	**7.1695**	6.4612	6.1637	**6.5972**	6.3837
						Period end exchange rate	R/$	**7.7643**	7.1420	6.1890	**7.7643**	6.3275
18	**17**	5	6	**6**	US$m	Capital expenditure	Rm	**48**	44	30	**122**	113
7	**16**	9	19	**16**	US$m	Capital commitment at end of period	Rm	**122**	136	53	**122**	46

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

SA Rand million	Period ended 30.09.06 Unaudited	30.06.06 Unaudited	31.03.06 Unaudited	Year to date 30.09.06 Unaudited	Year ended 31.12.05 Audited
Share capital	**161.7**	154.0	154.0	**161.7**	154.0
Balance at beginning of period	**154.0**	154.0	154.0	**154.0**	118.5
Ordinary shares issued	**7.7**	–	–	**7.7**	35.5
Share premium	**3 132.3**	2 842.2	2 842.2	**3 132.3**	2 842.2
Balance at beginning of period	**2 842.2**	2 842.2	2 842.2	**2 842.2**	2 245.5
Ordinary shares issued	**308.0**	-	–	**308.0**	603.6
Share issue costs	**(17.9)**	–	-	**(17.9)**	(6.9)
Cash flow hedge reserve	**(1 714.2)**	(1 846.1)	(1 839.4)	**(1 714.2)**	(1 572.7)
Balance at beginning of period	**(1 846.1)**	(1 839.4)	(1 572.7)	**(1 572.7)**	(1 367.9)
Tax effect due to rate change	**-**	–	–	**-**	(25.3)
Fair value adjustment on unrealised options	**71.0**	(64.4)	(308.6)	**(302.0)**	(309.0)
– fair value movement	**129.0**	(117.0)	(561.1)	**(549.1)**	(561.9)
– tax effect on movement	**(58.0)**	52.6	252.5	**247.1**	252.9
Realisation of matured options	**60.9**	57.7	41.9	**160.5**	129.5
– matured options realisation and payment	**116.4**	114.0	84.5	**314.9**	240.3
– matured options gold price reclassification	**(5.6)**	(8.9)	(8.4)	**(22.9)**	(4.8)
– tax effect on movement	**(49.9)**	(47.4)	(34.2)	**(131.5)**	(106.0)
Retained earnings	**(432.8)**	(262.8)	98.0	**(432.8)**	85.8
Balance at beginning of period	**(262.8)**	98.0	85.8	**85.8**	493.2
Attributable (loss)/profit for the period	**(170.0)**	(360.8)	12.2	**(518.6)**	(407.4)
Shareholders' equity	**1 147.0**	887.3	1 254.8	**1 147.0**	1 509.3

OPEN HEDGE POSITION

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

As at 30 September 2006		**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**Total**
Derivative asset											
Put options bought											
Quantity	ozs	51 129	205 572	214 224	209 436	213 960	200 436	205 920	205 056	98 166	1 603 899
Average price	$/oz	288.20	288.20	288.20	293.20	303.20	313.20	313.20	323.20	333.20	
Fair value	Rm's	–	–	0.2	1.0	2.7	4.6	5.7	7.7	4.6	26.5
Call options bought											
Quantity	ozs	21 237	85 392	88 980	87 000	88 872	83 256	85 536	85 188	40 776	666 237
Average price	$/oz	308.70	323.70	333.70	348.70	358.70	373.70	398.70	413.70	428.70	
Fair value	Rm's	48.2	191.3	204.0	201.4	210.5	198.6	201.4	202.7	97.2	1 555.3
Total derivative asset fair value											**1 581.8**
Derivative liability											
Call options sold											
Quantity	ozs	39 330	158 136	164 784	161 100	164 580	154 176	158 400	157 740	75 516	1 233 762
Average price	$/oz	288.70	288.70	288.70	293.70	303.70	313.70	313.70	323.70	333.70	
Fair value	Rm's	(95.4)	(395.5)	(429.9)	(430.7)	(444.2)	(419.0)	(442.1)	(442.6)	(212.0)	(3 311.4)
Call options sold											
Quantity	ozs	15 732	63 252	65 916	64 440	65 832	61 668	63 360	63 096	30 204	493 500
Average price	$/oz	333.70	348.70	363.70	378.70	393.70	408.70	423.70	438.70	453.70	
Fair value	Rm's	(32.7)	(130.0)	(137.4)	(137.0)	(142.7)	(135.8)	(141.6)	(143.2)	(68.9)	(1 069.3)
Total derivative liability fair value											**(4 380.7)**
Option premium payable											
Notional value	$m's	5.6	25.0	25.0	25.0	25.0	25.0	25.0	25.0	12.5	193.1
Fair value	Rm's	(43.0)	(180.9)	(165.9)	(152.3)	(139.7)	(128.0)	(117.1)	(107.2)	(50.0)	(1 084.1)
Parameters used in fair value calculations											
US$ Gold volatilities		22	22	22	23	23	23	23	23	23	
US$ Interest Rates (Annual Average)		5.38	5.30	5.08	5.03	5.03	5.05	5.07	5.11	5.13	

BASIS OF ACCOUNTING

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

The accounting policies used to prepare the quarterly results are consistent with that applied in the previous period and are in accordance with International Financial Reporting Standards ("IFRS").

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

1. The Company is required by IFRS to assess the effectiveness of the derivative structure on an ongoing basis to ensure it may account for the fair value changes stemming from the gold price fluctuations in the hedge reserve. The combination of the Shaft Incident (May 2006) and the underground fire (which started on 31 August 2006), resulted in the derivative structure being ineffective for June 2006 and September 2006 respectively, as more ounces were committed under the derivative structure than were actually produced. Current production forecasts indicate that this will persist into Q4. Hence, due to the ineffective nature of the derivative structure for these periods, the accounting treatment for the derivative structure changed in the following manner:
   - The matured options for June 2006 and September 2006, valued at R36.7 million and R37.7 million respectively, are recognised as a fair value adjustment in the income statement and are no longer accounted for as an adjustment to gold revenue. The June 2006 quarterly results have been restated to this effect;
   - A fair value adjustment of R47.5 million as it relates to the anticipated ineffective portion of the derivative structure in Q4, which normally would have been accounted for in the hedge reserve, is now recognised in the income statement.
2. Realisation of matured options includes actual cash flow of R53.2 million as it relates to the effective hedges for Q3 (Q2: R49.9 million)
3. Non-cash costs include the depreciation of property, plant and equipment and the change in inventory for the period.
4. The net book value of the infrastructure damaged by the falling conveyance and rope on 4 May 2006 (Shaft Incident) representing R28 million, has been written-off in Q2.
5. The insurance claim arising from the Shaft Incident has been accepted by the insurers. Western Area anticipate settlement of its 50% of the net settlement, the maximum of which is US$32.5 million (R252.3 million) towards the end of the year.
6. The fair value adjustments relate to the re-valuation of the derivative structure as at quarter-end. The re-valuation stemming from exchange rate fluctuations are accounted for in the income statement, whilst the revaluation stemming from the gold price fluctuations are accounted for through the hedge reserve on the balance sheet for as long as the derivative structure, or portion thereof, is deemed to be effective (refer to Note 1 above). The US$ gold price decreased from US$600/oz as of 30 June 2006 to US$599/oz as of 30 September 2006.
7. Exchange losses are mainly attributable to the re-valuation of the option premium payable due to the Rand having depreciated from R7.1420/$ (30 June 2006) to R7.7643/$ (30 September 2006).
8. The reversal of the prior impairment relates to the fact that the BEE agreement, which pertains to the issuance of those Prospecting Rights adjacent to South Deep, has become unconditional.
9. The weighted average number of ordinary shares is arrived at after making adjustments for the ordinary share issue in September 2006 and the rights issue during 2005.
10. Property, plant and equipment are stated at cost less accumulated depreciation.
11. The deferred taxation movement resulted from both operating losses and the re-valuation of the fair value of the derivative structure through the income statement and equity. Based on the best estimate at the period-end, management believes it is probable that taxable income will be available in future to utilise the deductible temporary differences and therefore supports the recognition of the deferred tax asset.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The definitions contained on pages 2 to 4 of this circular, apply throughout this circular.

Action required

1. If you are in any doubt as to the action that you should take, please consult your broker, CSDP, banker, legal advisor, accountant or other professional advisor.
2. If you have disposed of your entire holding of Western Areas shares, this circular should be handed to the purchaser to whom, or the broker, CSDP or agent through whom, you disposed of your shares.
3. If you wish to accept the offer you should follow the acceptance instructions contained in the offer document.
4. If you do not wish to accept the offer and you:
   - 4.1 hold dematerialised Western Areas shares and have given your CSDP or broker a mandate to act on your behalf, instruct them not to accept the offer on your behalf;
   - 4.2 have given a non-discretionary or partially discretionary mandate to a fund manager, instruct them not to accept the offer on your behalf; and
   - 4.3 retain your shares in a certificated form, you need not take any action.



WESTERN AREAS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1959/003209/06)
JSE code: WAR ISIN: ZAE000016549
ADR Ticker symbol: WARUY CUSIP number: 957654304
("Western Areas")

CIRCULAR TO WESTERN AREAS SHAREHOLDERS

regarding

an offer by Gold Fields to acquire, subject to the fulfilment of the condition precedent, all (or part) of the issued ordinary shares in the capital of Western Areas, other than those shares already owned by Gold Fields, JCI and subsidiaries of JCI, for the offer consideration of 35 ordinary shares in Gold Fields for every 100 ordinary shares held in Western Areas;

and incorporating

the views of the Board and independent external advice regarding the offer.

Joint investment bank and transaction sponsor


Standard Bank

Joint investment bank and transaction sponsor


Investec
Corporate Finance
Investec Bank Limited
(Registration number 1969/004763/06)

Attorneys to Western Areas for the transaction


WERKSMANS
INCORPORATED

Sponsor


sasfin
BANK LIMITED

Independent external advisor to the Board


RBC
Capital
Markets

Legal advisor relating to American Depository Receipts


PaulHastings
ATTORNEYS

General legal advisor to Western Areas


read hope phillips
ATTORNEYS

This document is only available in English. Copies may be obtained from the registered office of Western Areas and the offices of the transfer secretaries whose addresses are set out in the "Corporate information and advisors" section of this circular.

Date of issue: 10 November 2006

CORPORATE INFORMATION AND ADVISORS

Secretary and registered office

S Singh
28 Harrison Street
Johannesburg, 2001
(PO Box 61719, Marshalltown, 2107)

Joint investment bank and transaction sponsor

The Standard Bank of South Africa Limited
(Registration number 1962/000738/06)
3 Simmonds Street
Johannesburg, 2001
(PO Box 61344, Marshalltown, 2107)

Joint investment bank and transaction sponsor

Investec Bank Limited
(Registration number 1969/004763/06)
Corporate Finance
2nd Floor, 100 Grayston Drive
Sandown, Sandton, 2196
(PO Box 785700, Sandton, 2146)

Independent external advisor to the Board

Royal Bank of Canada Europe Limited
(Registration number England and Wales: 995939)
Thames Court
One Queenhithe
London EC4V 4DE

United Kingdom Secretaries

St James's Corporate Services Limited
(Registration number 3566623)
6 St James's Place
London SW1A 1NP
United Kingdom

United States Depository

American Depository Receipts
The Bank of New York
Shareholder Relations Department
101 Barclay Street
New York NY 10286

United Kingdom Registrars

Capita Registrars
(Registration number 2605568)
The Registry
34 Beckenham Road
Beckenham, Kent, BR3 4TU
United Kingdom

Attorneys

Werksmans Incorporated
(Registration number 1990/007215/21)
155 Fifth Street
Sandown, Sandton, 2196
(Private Bag 10015, Sandton, 2146)

General legal advisor to Western Areas

Read Hope Phillips Thomas & Cadman Incorporated
(Registration number 2000/022080/21)
2nd Floor, 30 Melrose Boulevard
Melrose Arch, Melrose North
Johannesburg, 2106
(PO Box 757 Northlands 2116 South Africa)

Transfer secretaries – South Africa

Computershare Investor Services 2004
(Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor, 70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Legal advisor relating to ADRs

Paul Hastings, Janofsky & Walker LLP
Park Avenue Tower
75 East 55th Street
First Floor
New York, NY 10022

Sponsor

Sasfin Capital
A division of Sasfin Bank Limited
(Registration number 1951/002280/06)
13 – 15 Scott Street
Waverley, 2090
(PO Box 95104, Grant Park, 2051)

Communications

E-mail: info@wal.co.za
Fax: +27 (11) 834 9195
PO Box 61719
Marshalltown
2107

CONTENTS

DEFINITIONS AND INTERPRETATIONS

In this circular and in the Annexures hereto, unless otherwise indicated or unless the context indicates a contrary intention, the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and *vice versa*, words importing one gender include the other gender and references to a natural person include references to legal persons and *vice versa*:

"the Act"	the Companies Act, 1973 (Act 61 of 1973) as amended;
"ADRs"	American Depository Receipts;
"Barrick"	Barrick Gold Corporation, a company existing under the laws of the province of Ontario, Canada;
"Barrick Gold Western Areas Joint Venture" or "joint venture"	an unincorporated joint venture entity which owns and operates South Deep in which BGSA and Western Areas each hold a 50% interest;
"Barrick Transaction"	the conditional acquisition by Gold Fields of Barrick's 50% interest in South Deep through the acquisition of the entire issued share capital of BGSA;
"BGSA"	Barrick Gold South Africa (Proprietary) Limited, an indirectly wholly owned subsidiary of Barrick, incorporated in accordance with the laws of South Africa (Registration number 1998/023354/07);
"the Board" or "Directors"	the board of directors of Western Areas;
"business day"	a calendar day other than a Saturday, Sunday or gazetted national public holiday in South Africa;
"the closing date"	the date on which the offer will close, which date will be announced by Gold Fields on SENS and in the press after the requisite approval from the SRP, which announcement shall be made at least 14 days prior to the closing date, provided that the offer will remain open for at least 21 business days after the opening date;
"the Code"	the Securities Regulation Code on Take-overs and Mergers and the Rules of the SRP, issued pursuant to the Act;
"Competition Act"	the Competition Act, 1998 (Act 89 of 1998) as amended;
"the Competition Authorities"	the Competition Commission of South Africa and/or the Competition Tribunal of South Africa and/or the Competition Appeal Court of South Africa, being regulatory and/or judicial authorities established in terms of the Competition Act;
"the condition precedent"	the condition precedent to the offer set out in paragraph 2.4 of this document;
"CSDP"	a Central Securities Depository Participant as defined in the Securities Services Act, 2004 (Act 36 of 2004), as amended;

"this document" or "this circular"	this bound circular dated 10 November 2006 including its annexures;
"derivative structure"	the "derivative structure" as defined on page 35 of the technical summary which is Annexure 2 to this circular, and the agreements which embody that structure;
"documents of title"	share certificates, certified transfer deeds and/or balance receipts in respect of Western Areas Shares;
"Gold Fields"	Gold Fields Limited, a company incorporated in accordance with the laws of South Africa (Registration number 1968/004880/06) and its subsidiary companies;
"Gold Fields consideration shares"	new Gold Fields shares to be issued by Gold Fields to offer participants to settle the offer consideration and which will be listed on the "Mining-Gold Mining" sector of the JSE list;
"Gold Fields shares"	ordinary shares with a par value of 50 cents each in the share capital of Gold Fields;
"hedge banks"	the consortium of banks, led by AIG International Inc. (Registration number 06-1381519), with whom Western Areas entered into the derivative structure. The other banks that form part of the consortium are Investec Bank Limited (Registration number 1969/004763/06) and Bayerisch Hypo- und Vereinsbank AG (Registration number München HR B 421 48);
"JCI"	JCI Limited, a company incorporated in accordance with the laws of South Africa (Registration number 1894/00854/06);
"the JSE"	JSE Limited, a public company incorporated in accordance with the laws of South Africa (Registration number 2005/022939/06) and licensed as an exchange under the Securities Services Act, 2004 (Act 36 of 2004), as amended;
"the last practicable date"	the last practicable date prior to the finalisation of this document, being 8 November 2006;
"non-resident offerees"	offerees who are not resident in South Africa;
"the offer"	the offer by Gold Fields to the offerees to acquire all of their offer shares in consideration for the offer consideration as more fully set out in the offer document;
"the offer consideration"	the consideration payable in terms of the offer, comprising 35 Gold Fields shares for every 100 Western Areas shares held;
"the offer document"	the Gold Fields offer circular posted to Western Areas shareholders on 30 October 2006, detailing the terms and conditions of the offer made by Gold Fields to the Western Areas shareholders;
"the offerees"	subject to paragraphs 5.12 and 5.13 of the offer document, Western Areas shareholders recorded in the register as such at any time between the opening date and the closing date (both dates inclusive) other than Gold Fields, JCI and their subsidiaries, being the Western Areas shareholders to whom the offer is made;

"the offer participants"	offerees who lawfully and validly, accept the offer in respect of some or all of their offer shares by the closing date and are thus entitled to receive the offer consideration;
"the offer period"	the period commencing on 11 September 2006, being the date when the offer was announced and terminating on the closing date;
"offer shares"	the Western Areas shares which are the subject of the offer, being all the Western Areas shares in the issued share capital of Western Areas that are held by the offerees;
"the opening date"	the opening date of the offer being 09:00 on 30 October 2006;
"option premium payable"	the US Dollar liability relating to the future payment of the premiums in respect of put and call options bought under the derivative structure;
"the phantom scheme"	the phantom share award scheme proposed to the Board at the meeting of Directors held 15 February 2006, and accepted in principle by the Board on 20 September 2006, subject to minor amendments;
"RBC" or "independent external advisor to the Board"	Royal Bank of Canada Europe Limited, a member company of RBC Capital Markets and incorporated in accordance with the laws of England and Wales (Registration number 995939);
"the register"	the register of Western Areas shareholders, including all sub-registers;
"the Remuneration Committee"	the Remuneration Committee of Western Areas;
"SENS"	the Securities Exchange News Service of the JSE;
"South Africa"	the Republic of South Africa;
"South Deep"	South Deep Gold Mine;
"SRP"	Securities Regulation Panel, established pursuant to section 440B of the Act;
"STRATE"	STRATE Limited, a public company incorporated in accordance with the laws of South Africa (Registration number 1998/022242/06) and which is a registered central securities depository responsible for the electronic custody and settlement system used by the JSE;
"Western Areas" or "the Company"	Western Areas Limited, a company incorporated in accordance with the laws of South Africa (Registration number 1959/003209/06);
"Western Areas shareholders" or "shareholders"	holders of Western Areas shares, from time to time; and
"Western Areas shares"	ordinary shares with a par value of 100 cents each in the issued share capital of Western Areas.



WESTERN AREAS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1959/003209/06)
JSE code: WAR ISIN: ZAE000016549
ADR Ticker symbol: WARUY CUSIP number: 957654304
("Western Areas")

Directors:

G Marcus *(Executive Chairperson)*
S A Levitt *(Chief Financial Officer)*
S Tainton *(Executive)*
D M Nurek*
N D B Orleyn*
J R Dixon**
I S Sehoole**
H J Smith**

* Non-executive
** Independent non-executive

CIRCULAR TO WESTERN AREAS SHAREHOLDERS

1. INTRODUCTION

Western Areas shareholders are referred to the announcement released on SENS on 11 September 2006 and published in the press on 12 September 2006, as well as the offer document posted to Western Areas shareholders on 30 October 2006. This details Gold Fields' conditional offer to acquire the entire issued ordinary share capital of Western Areas other than those shares already owned by Gold Fields, JCI and subsidiaries of JCI.

The purpose of this circular is to:

- provide Western Areas shareholders with the Board's views on the offer;
- communicate to Western Areas shareholders the substance of the advice given to the Board by its independent external advisor in relation to the offer;
- provide further information regarding the offer in compliance with the Code; and
- provide technical and financial information relating to Western Areas (Annexure 2) as requested by the SRP.

2. TERMS OF THE OFFER

Details of the offer are included in the offer document posted to Western Areas shareholders on 30 October 2006. Shareholders are referred to the offer document for detailed information relating to the offer and corresponding action required, which are summarised below:

2.1 Gold Fields has offered to acquire all of the offer shares from the offerees on the basis that Western Areas shareholders will receive 35 Gold Fields shares for every 100 Western Areas shares held in respect of which the offer has been accepted.

2.2 If Gold Fields acquires additional Western Areas shares (other than in terms of the offer and at a higher consideration) within three months of implementation of the put and/or call options contemplated in paragraph 5.1 of the offer document, Gold Fields has undertaken to increase the consideration payable to Western Areas shareholders in terms of the offer to match the increase in consideration so paid by Gold Fields.

2.3 The offer will open at 09:00 on the opening date and close at 12:00 on the closing date.

2.4 The implementation of the offer is subject to the condition precedent that Gold Fields' acquisition of control over Western Areas pursuant to implementation of the offer shall have been approved by the Competition Authorities. Gold Fields has already made the requisite applications to the Competition Authorities.

2.5 Non-resident offerees are referred to paragraphs 4.11, 4.12 and 4.13 of the offer document, relating to the following:

- offer not made where illegal;
- offering restrictions related to the United States; and
- offer not made in any Restricted Jurisdiction.

If you are a non-resident offeree and you are in doubt about your position, you should consult your independent professional advisor in the relevant jurisdiction.

2.6 Western Areas shareholders should take note that should the offer be accepted by offerees in respect of nine-tenths or more of the offer shares, excluding the Western Areas shares acquired by Gold Fields from JCI, Gold Fields has reserved the right to invoke the provisions of section 440K of the Act (the provisions of which are set out in Annexure V of the offer document) to compulsorily acquire all offer shares in respect of which the offer was not accepted and apply for the termination of the listing of Western Areas shares on the JSE.

2.7 Following the implementation of the offer it is expected that Gold Fields will reconstitute the Board as appropriate and in accordance with the King Report on Corporate Governance. The remuneration of members of the Board is not expected to be materially affected following implementation of the offer. If Gold Fields gains control of the Board as indicated above, Gold Fields has indicated that the Western Areas Board will "have to give immediate attention to remedying the under capitalised position which Western Areas finds itself in".

2.8 If section 440K of the Act is not capable of being invoked or Gold Fields elects not to invoke the provisions of section 440K of the Act, Western Areas will continue as a listed company until such time as a shareholders' resolution to terminate the listing of Western Areas shares on the JSE has been passed.

3. OPINIONS AND RECOMMENDATIONS

3.1 Opinion and recommendation of the independent external advisor to the Board

Shareholders are referred to Annexure 1 setting out the full text of the opinion and recommendation of the independent external advisor to the Board.

3.2 Relevant circumstances

The Board has considered, *inter alia*, the following:

3.2.1 the process followed by the executive directors of the Board, in full consultation with the Board, in exploring all possible options available to enhance value for Western Areas and all Western Areas shareholders, as well as to ensure the sustainable development of South Deep;

3.2.2 the terms and conditions of the offer, specifically as it relates to the ratio of 35 Gold Fields shares for every 100 Western Areas shares; the fact that the offer is not conditional upon the level of acceptance by shareholders; as well as factors such as certainty, timing, ability to fund future capital expenditure, hedge bank counterparty risk, synergies and preferences of labour and management at South Deep;

3.2.3 its views of the value of Western Areas' assets and, taking into account the factors referred to in the letter from the independent external advisor to the Board (Annexure 1), the value of Gold Fields shares;

3.2.4 the positive "fair and reasonable" opinion of RBC, the independent external advisor to Western Areas, as of 26 October 2006 (included as Annexure 1 to this circular), which considers the appropriate value range to be R38 to R50 per share for Western Areas, with the lower limit being the product of a discounted cash flow analysis, and the upper limit a function of the Barrick Transaction;

3.2.5 an evaluation of a number of factors that make the option of Western Areas continuing on a stand alone basis highly risky, including:

- recent operational difficulties;
- significant loan obligations;
- lack of operational control over South Deep;
- dependence on a single mining operation and the inherent risks associated therewith;
- ability to raise further (significant) equity or debt funding; and
- material commitments in terms of the derivative structure.

With reference to the latter two bullet points, the following is of relevance:

Although South Deep is expected to become cash positive during the second half of 2007 (inclusive of capital expenditure), interim funding of some R300 million is required by Western Areas over this period, which largely relates to current obligations under the derivative structure and associated option premium payable. Furthermore, on the basis that South Deep achieves the planned production build up to 330 000 tonnes per month in 2012, and that the macro-economic assumptions discussed in Annexure 2 are realised, it is anticipated that Western Areas will become cash positive, net of capital and derivative obligations, including the option premium payable, during 2011. However, the required funding shortfall over this five year period is some R1.6 billion. Accordingly, in the event that Gold Fields does not acquire 100% of the issued Western Areas shares, the funds required would have to be raised by means of equity and/or debt funding;

As regards material commitments by the Company, shareholders' attention is drawn to the fact that the hedge banks have indicated that they are presently reviewing their options as they relate to the possible change of control in Western Areas, as provided for in the derivative structure agreement, and have clearly indicated the desire to exit their exposure. In light of the fact that such change of control is being effected through the offer to Western Areas shareholders, Western Areas and/or Gold Fields will only be able to resolve the position with the hedge banks once the offer closes. The hedge banks may be able to terminate the derivative structure as a result of existing circumstances or as a result of an acquisition of control of Western Areas by Gold Fields and in that event, Western Areas may need to make a material payment to the hedge banks and would seek to raise this amount from shareholders, in proportion to their shareholdings. If Gold Fields acquires 100% of Western Areas, then Gold Fields will need to deal with this issue with Western Areas and the hedge banks; and

3.2.6 the fact that shareholders would, by accepting the offer and exchanging their Western Areas shares for Gold Fields shares, reduce their exposure to the risks enumerated above.

3.3 Views of the Board

Taking account of the above considerations, and the fact that the offer is considered fair and reasonable by Western Areas' independent external advisor, the Board recommends that Western Areas shareholders accept the offer. To the extent necessary, shareholders should consult their financial or other appropriate advisors, in order to make an informed decision, taking into account their personal circumstances.

4. WESTERN AREAS DIRECTORS

4.1 Directors

G Marcus *(Executive Chairperson)*
S A Levitt *(Chief Financial Officer)*
S Tainton *(Executive)*
D M Nurek *(Non-Executive)*
N D B Orleyn *(Non-Executive)*
J R Dixon *(Independent Non-Executive)*
I S Sehoole *(Independent Non-Executive)*
H J Smith *(Independent Non-Executive)*

4.2 Directors' interests and dealings

4.2.1 On the last practicable date, the following Director had a direct or indirect interest in Gold Fields shares.

Director	Number of shares
S Tainton	500

4.2.2 Save as disclosed above, none of the Directors or members of their immediate families owns or controls or is directly or indirectly interested in securities in Gold Fields or any securities convertible into, rights to subscribe for, options in respect of, or derivatives referenced to, any securities in Gold Fields.

4.2.3 None of the Directors or members of their immediate families has dealt for value in the shares of Gold Fields during the period beginning six months prior to the commencement of the offer period and ending on the last practicable date.

4.2.4 On the last practicable date, the following Director had direct or indirect interests in Western Areas.

Director	Number of shares
S Tainton	3 300

4.2.5 Save as disclosed above and in 4.4 below, none of the Directors or members of their immediate families owns or controls or is directly or indirectly interested in securities in Western Areas or any securities convertible into, rights to subscribe for, options in respect of, or derivative instruments referenced to, any securities in Western Areas. There were no outstanding options throughout the period beginning six months prior to the commencement of the offer period and ending on the last practicable date.

4.2.6 None of the Directors or members of their immediate families has dealt for value in Western Areas shares during the period beginning six months prior to the commencement of the offer period and ending on the last practicable date.

4.3 Director's intention in respect of shareholdings in Western Areas

The Director named above intends to accept the offer in respect of his direct shareholding in Western Areas.

4.4 Directors' employment contracts and phantom share award scheme

S Tainton is contracted to deliver certain services to Western Areas for which he is remunerated on a monthly basis. Further to this, his employment contract has not been amended during the six months prior to the date of this circular. There are no other directors' service contracts. Although G Marcus and S A Levitt have not entered any employment contracts *per se*, they are remunerated on a monthly basis as determined by the Remuneration Committee.

A phantom share award scheme for senior executives of Western Areas, as proposed by the Remuneration Committee on 15 February 2006, was accepted in principle by the Board on 20 September 2006, subject to minor amendments. Although 3% of the issued share capital of Western Areas was approved as part of the phantom scheme, the present allocation represents approximately 0.8% of the issued share capital as at the date of the proposed phantom scheme. Strike prices are to be in accordance with the market related share price as of the date on which the relevant senior executive commenced working for Western Areas.

5. ARRANGEMENTS, UNDERTAKINGS AND AGREEMENTS IN RELATION TO THE OFFER

Save for the undertaking by Gold Fields to the Board, as recorded in the offer document, that the offer will not result in any losses of employment for Western Areas employees, other than the Directors, and the irrevocable undertaking by Gold Fields to make the offer, there are no other arrangements, undertakings or agreements between Gold Fields and Western Areas.

6. WESTERN AREAS' INTEREST IN GOLD FIELDS

Western Areas has no interest in Gold Fields. Other than as indicated in this circular, on the last practicable date:

- no subsidiary of Western Areas; nor
- any party acting in concert with Western Areas or any of its subsidiaries; nor
- any person who has any arrangement, undertaking or agreement with Western Areas in relation to the relevant securities or with any person acting in concert with Western Areas, had ownership or control over, nor dealings during the disclosure period in any holdings of relevant securities in Gold Fields.

7. CONSENTS

The advisors named on the front cover of this document have all consented in writing to act in the capacities stated and to their names being used in this circular and have not withdrawn their consents prior to the publication of this circular.

8. ARRANGEMENTS IN RELATION TO DEALINGS

Other than as disclosed in this circular or the offer document, the Directors are not aware of any arrangements with, undertakings by or agreements between Western Areas and Gold Fields, and/or any persons acting in concert with either of them, in relation to dealings in Western Areas shares or Gold Fields shares.

9. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors have considered all statements of fact and opinion in this document. They accept, individually and collectively, responsibility for the information contained in this document (other than those facts about the offer which are contained in the offer document and merely repeated in this document), and acknowledge that, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

10. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection during normal business hours (excluding Saturdays, Sundays and public holidays in South Africa) at 28 Harrison Street, Johannesburg up to 12:00 on the closing date:

- a signed copy of this circular;
- the memorandum and articles of association of Western Areas;
- the audited annual financial statements of Western Areas for the three financial years ended 31 December 2005 and the unaudited Western Areas quarterly report for the period ended 30 September 2006;

- the irrevocable undertaking provided by Gold Fields to make the offer;
- the waiver by Western Areas of its pre-emptive rights relating to the Barrick Transaction, as fully described in Annexure IX of the offer document;
- the signed opinion letter from Royal Bank of Canada, referred to in paragraph 3.2 above and set out in Annexure 1 to this circular; and
- the letters of consent from the financial advisors, legal advisors, independent external advisor to the Board and sponsor consenting to the publication of their names in the form and context in which they appear in this circular.

By order of the Board

S Singh
Company secretary

10 November 2006

OPINION OF THE INDEPENDENT EXTERNAL ADVISOR TO THE BOARD

October 26, 2006

The Board of Directors
Western Areas Limited
28 Harrison Street
Johannesburg
2001

To the Board of Directors:

PROPOSED ACQUISITION BY GOLD FIELDS LIMITED ("GOLD FIELDS") OF ALL (OR PART OF) THE ISSUED SHARES IN THE CAPITAL OF WESTERN AREAS LIMITED ("WESTERN AREAS" OR THE "COMPANY"), OTHER THAN THOSE SHARES ALREADY OWNED BY GOLD FIELDS OR SUBJECT TO AN AGREEMENT BETWEEN GOLD FIELDS AND JCI LIMITED, ON THE BASIS OF 35 GOLD FIELDS SHARES FOR EVERY 100 SHARES HELD IN WESTERN AREAS

Royal Bank of Canada Europe Limited ("RBC") a member company of RBC Capital Markets, understands that Western Areas has received an offer (the "offer") which would involve Gold Fields acquiring all of the issued shares of the Company ("Shares"), other than those Shares already owned by Gold Fields or subject to an agreement between Gold Fields and JCI Limited, on the basis of 35 Gold Fields shares (the "Gold Fields Shares") for every 100 shares held in Western Areas. The terms of the offer will be more fully described in an offer circular (the "Offer Circular"), which will be mailed to shareholders of the Company ("Shareholders"), other than Gold Fields, in connection with the offer.

The board of directors (the "Board") of the Company has retained RBC to prepare and deliver to the Board a fair and reasonable letter (the "Report") to be included in the Company's Response Circular (the "Response Circular"). The Report is required by Rule 3.1 of the Securities Regulation Panel Code on Takeovers and Mergers (the "Code"). The Offer Circular and Response Circulars are collectively referred to herein as the "Circulars".

Engagement

RBC was formally engaged by the Board through an agreement between the Company and RBC (the "Engagement Agreement") dated September 25, 2006. The terms of the Engagement Agreement provide that RBC is to be paid a fixed fee in cash. The compensation of RBC under the Engagement Agreement does not depend in whole or in part on the conclusions reached in the Report or the successful outcome of the offer. RBC consents to the inclusion of the Report in its entirety and a summary thereof in the Response Circular.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Gold Fields or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Gold Fields or the offer.

RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, Gold Fields or any of their respective associates or affiliates, within the past two years.

Meaning of Fairness and Reasonableness

The Code requires that the Board seeks appropriate external advice on the offer. In accordance with Schedule 5 of the JSE's Listings Requirements, in this Report the term fairness is used to indicate quantitative issues and the term reasonableness is used to indicate qualitative issues. For illustrative purposes, in the case of an offer to acquire the shares of a company, the offer may be said to be fair if the consideration payable is equal to or greater than the value of the shares. In other instances, even though the consideration may be lower than the value of the shares, the offer may be said to be reasonable in certain circumstances after considering other significant qualitative factors.

Scope of Review

In connection with our Report, we have reviewed and relied upon or carried out, among other things, the following:

1. the most recent draft of the Offer Circular dated October 25, 2006 (the "Draft Offer Circular");
2. the most recent draft of the Response Circular dated October 25, 2006 (the "Draft Response Circular");
3. audited financial statements of the Company and Gold Fields for each of the five years ended December 31, 2005 and June 30, 2006 respectively;
4. the unaudited interim reports of the Company for the quarters ended March 31 and June 30, 2006;
5. annual reports of the Company for each of the two years ended December 31, 2005;
6. annual reports of Gold Fields for each of the two years ended June 30, 2006;
7. the Supplemental Agreement between Western Areas, AIG International Inc. and Investec Bank Limited dated November 16, 2001 and the Master Agreement between Western Areas and AIG International Inc dated November 16, 2001;
8. the hedge book report for the Company prepared by Andisa Capital (Proprietary) Ltd ("Andisa Capital") dated October 25, 2006;
9. the Joint Venture Agreement between Western Areas and Placer Dome South Africa (Proprietary) Limited dated March 31, 1999;
10. the most recent draft of the Gold Fields Competent Persons Report prepared by Snowden Mining Industry Consultants dated October 13, 2006 (the "Draft Gold Fields CPR");
11. life of mine plans for the South Deep Gold Mine Joint Venture ("South Deep"), as prepared by the management of South Deep;
12. discussions with senior management of the Company, Gold Fields and South Deep;
13. discussions with the Company's legal counsel;
14. discussions with the Company's financial advisors and risk and structuring advisors;
15. public information relating to the business, operations, financial performance and stock trading history of the Company, Gold Fields and other selected public companies considered by us to be relevant;
16. public information with respect to other transactions of a comparable nature considered by us to be relevant;
17. public information regarding the gold mining industry;
18. representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Report is based; and
19. such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company or Gold Fields to any information requested by RBC.

Assumptions and Limitations

With the Board's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company and Gold Fields, and their consultants and advisors (collectively, the "Information"). The Report is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Report was, at the date the Information was provided to RBC, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the offer and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the offer necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Report.

RBC requested but was not provided with a certificate of representation executed by senior officers of Gold Fields as to the completeness and accuracy of the information upon which the Report is based. Gold Fields informed RBC that it is the policy of Gold Fields not to deliver certificates to the financial advisors of counterparties in transactions. In keeping with its policy, Gold Fields declined to deliver such a certificate to RBC.

In preparing the Report, RBC has made several assumptions, including that all of the conditions required to implement the offer will be met and that the disclosure provided or incorporated by reference in the Draft Offer Circular and Draft Response Circular with respect to the Company, Gold Fields and their subsidiaries and affiliates and the offer is accurate in all material respects.

The Report is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Gold Fields and their subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company and Gold Fields. In its analyses and in preparing the Report, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the offer.

The Report has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Report is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Report which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Report after the date hereof, RBC reserves the right to change, modify or withdraw the Report.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Report. The preparation of a fair and reasonable report is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Report is not to be construed as a recommendation to any Shareholder as to whether to tender their Shares to the offer. An individual Shareholder's decision may be influenced by such Shareholder's particular circumstances and accordingly, Shareholders should consult independent advisors if in any doubt as to the merits or otherwise of the offer.

Analysis of Western Areas

RBC valued the Shares on a going concern basis primarily using a discounted cash flow ("DCF") and a precedent transactions analysis. RBC also reviewed trading multiples of public companies involved in the gold mining industry from the perspective of whether a public company analysis might exceed DCF or precedent transaction values for the Shares. However, RBC concluded that public company multiples implied values that were below the DCF and precedent transaction values. Given the foregoing and that public company values generally reflect minority discount values rather than "en bloc" values, RBC did not rely on this methodology in determining the value of the Shares.

Discounted Cash Flow Analysis

The DCF approach takes into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by the Company. The DCF approach requires that certain assumptions be made regarding, among other things, future cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values.

Our DCF analysis was based on the financial models provided to us by the Company. We spent considerable time with executive management of the Company as well as the management of South Deep to form our own views on the model and to understand the operations, contiguous property rights, and other recent issues including The Incident (as defined in the Company's public documents) and the more recent fire at South Deep.

The key assumptions in the model included:

- a long term gold price of US$513/oz;
- a discount rate of 5%;
- a long term United States Dollar/South African Rand exchange rate of 1:7.20.

In completing our DCF analysis, RBC did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the aforementioned financial model. Variables sensitized included the above noted key assumptions. The results of these sensitivity analyses are reflected in our judgment as to the appropriate values resulting from the DCF approach.

The sensitivity to the key assumptions in the model are as follows:

- a 10% change in the gold price changes DCF value by approximately 34%;
- a 1% change to the discount rate changes DCF value by approximately 19%; and
- a 10% change to the exchange rate changes DCF value by approximately 37%.

The Company has engaged a treasury consultant, Andisa Capital, to assist them with the hedge banks and to provide monthly calculations and ongoing monitoring of the mark-to-market position of the Company's hedge book. RBC reviewed Andisa Capital's reports, and calculations therein, including the latest, dated October 25, 2006, which stated a liability of approximately US$344 million based on a gold price of US$584.15/oz (excluding the option premium payable). We also met and had detailed discussions with Andisa Capital as well as the financial executives of the Company regarding the hedge book and found the above noted liability to be a reasonable assessment of the mark to market of the Company's hedge book position.

RBC also understands that there is the potential for synergies with respect to Gold Fields' Kloof mine which is contiguous to South Deep and thus the ability to (i) utilize the Company's unredeemed capital expenditures to reduce taxes payable at Kloof, (ii) utilize Kloof's No. 4 Shaft System to access certain of the Company's assets at an earlier time than could be achieved by the Company and (iii) mine certain areas of Kloof that are uneconomic to mine without access to certain of the Company's assets. There is not sufficient data available however, nor detailed mine plans available at this stage to properly quantify the synergies related to (ii) and (iii) above.

Precedent Transaction Analysis

RBC reviewed a number of transactions in the gold mining industry. The most relevant precedent transaction is the Gold Fields acquisition from Barrick Gold Corporation ("Barrick") of Barrick's 50% interest in South Deep (the "Barrick Transaction"). Barrick received both US$1.2 billion in cash and US$325 million in Gold Fields Shares for the sale of their 50% interest.

RBC found that the multiples implied by the offer are consistent with the multiples paid in recent transactions, including the Barrick Transaction. In considering the Barrick Transaction, RBC considered the difference between Barrick's 50% interest in South Deep and the Company, including Barrick's casting vote on the Board of the South Deep Joint Venture, differences in tax attributes and the Company's other assets and hedge book liability.

Summary of Valuation Approaches

In our analysis we primarily relied on the multiples implied in the Barrick Transaction for the upper end of our range and the DCF analysis for the lower end of our range.

Valuation Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the value of the Shares is in the range of R38 to R50 per Share.

Analysis of Gold Fields

Pursuant to the offer, Western Areas shareholders, other than Gold Fields, will receive consideration entirely in the form of fully paid-up Gold Fields Shares (the "Gold Fields Share Consideration").

RBC used a value for the Gold Fields Share Consideration to be R46.74 per Western Areas Share on the basis of the market trading price of Gold Fields Shares of R133.53, as at October 25, 2006.

Western Areas Shareholders will be receiving a minority interest in Gold Fields and will not be able to effect a sale of 100% of Gold Fields, making it inappropriate to consider methodologies to assess the value of the Gold Fields Shares that are based on a change of control transaction.

RBC believes the market trading value of Gold Fields Shares is the most appropriate indicator of value of the Gold Fields Shares in view of the following:

(i) Gold Fields Shares have a substantial market float of R66.1 billion as of October 25, 2006;

(ii) the average daily trading volume during the past 90 trading days on the JSE and NYSE is approximately 4.3 million Gold Fields Shares;

(iii) Gold Fields is well known in the capital markets and is covered by approximately 14 equity research analysts; and

(iv) the maximum number of Gold Fields Shares to be issued in connection with the offer and the Barrick Transaction would be approximately 65 million, representing 12% of the pro forma public float of Gold Fields Shares outstanding following the completion of the offer and the Barrick Transaction.

RBC reviewed the trading activity for the Gold Fields Shares for the past twelve months and analyzed the volume weighted average trading prices and average daily trading volumes of the Gold Fields Shares over the past 90 days as summarized below:

	JSE		New York Stock Exchange	
Trading Day Period Ending October 25, 2006	Volume Weighted Average Trading Price (R)	Average Daily Trading Volume	Volume Weighted Average Trading Price (US$)	Average Daily Trading Volume
1 Day	131.73	2,489,528	17.71	3,145,200
10 Days	129.50	2,617,657	17.23	2,841,380
20 Days	133.27	2,384,942	17.49	2,684,400
Since 9/11/2006	133.10	2,319,982	17.63	2,692,885
90 Days	143.53	2,057,009	19.76	2,385,568

On a volume weighted average basis, the Gold Fields Shares have traded on the JSE within 9% of their current value during the various periods shown in the table above.

In addition, RBC has reviewed the net asset value of Gold Fields and the sensitivity analysis to gold price and Rand prices of Gold Fields as contained in the Draft Gold Fields CPR and is not aware of any material information in this report which has not been publicly disclosed which would reasonably be expected to affect the market price of the Gold Fields Shares.

Fair and Reasonable Opinion

Factors Considered

In considering the fairness of the offer, from a financial point of view, and the reasonableness of the Offer to the Shareholders, other than Gold Fields, we principally considered and relied upon the following:

(i) a comparison of the value per Share under the offer to the range of values of the Shares under our analysis of Western Areas;

(ii) Western Areas Shareholders' ability to participate in the larger, more diverse operations of Gold Fields, with the potential for synergies;

(iii) the process undertaken by the Board in reviewing the offer and other alternatives available to the Company; and

(iv) the ability of Western Areas to continue as a going concern, to raise the near term financing required to fund South Deep and to manage the hedge book liabilities.

Fairness and Reasonable Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration to be received by the Shareholders, other than Gold Fields, under the offer is fair from a financial point of view and is reasonable to the Shareholders.

Yours very truly,

ROYAL BANK OF CANADA EUROPE LIMITED

TECHNICAL SUMMARY – WESTERN AREAS LIMITED

This summary has been prepared at the request of the SRP and solely for the purposes of providing information about Western Areas. This summary does not constitute advice in relation to the offer.

1. INTRODUCTION

This document serves to summarise the more pertinent issues pertaining to Western Areas Limited ("Western Areas") in the context of its principal asset, namely a 50% interest in South Deep Gold Mine ("South Deep"), its interest in the adjoining mineral rights ("Prospecting Rights"), cash-on-hand and liabilities in the form of the Company's derivative structure and associated option premium payable.

Western Areas and Barrick Gold South Africa (Proprietary) Limited ("BGSA") are parties to a joint venture agreement which establishes and regulates the conduct of the Barrick Gold – Western Areas Joint Venture ("the BGWA JV") as regards to South Deep. South Deep's performance since the inception of the BGWA JV has been sub-optimal, having failed to meet defined developmental and production targets, despite the unique attributes of the Upper Elsburg ore body. This was furthermore compounded by the problems that have occurred during 2005 by way of the skip incident at the Main Shaft of the Twin Shaft Complex ("Shaft Incident") and the recent underground fire in the 95 3 W area, both of which have had a material impact on gold production, to the extent that the total annual production for 2006 is expected to be some 296 000 ounces. To put this into perspective, the planned production for 2007 is 472 571 ounces, despite a lower production rate for January 2007 due to the scheduled completion of the repairs to the Main Shaft.

In the context of Western Areas, the situation is further exacerbated by the existence of a long-dated derivative structure, which was concluded in 2001 in an endeavour to secure funding for the expansion of South Deep, as well as to enable Western Areas shareholders to retain an ongoing participation in a high-quality, long-life asset. The derivative structure, which is based on the selling of options on Western Areas' share of South Deep's gold production, took effect in the last quarter of 2001 and expires in mid-2014. Due to the problems being experienced at South Deep, the Company will have to deliver some 90% of its share of the gold production into the derivative structure for 2006, thereby reducing the opportunity to capitalise on the spot gold price. This has necessitated the establishment of credit facilities in order to meet funding requirements at South Deep and in terms of the option premium payable. The payment of the insurance claim for the Shaft Incident is expected before the year-end, which in conjunction with the existing loan facilities of R240 million, will fund anticipated cash flow requirements through to Q2 of 2007.

The results of a recently completed feasibility study attests to the potential of the Upper Elsburg ore body by way of the potential financial returns, particularly in the context of a 330 000 tpm ("330ktpm") production scenario. The implementation of the 330ktpm plan will require a technically proficient management team with the appropriate financial support. On the basis that South Deep achieves the planned production build up to 330 000tpm in 2012, and the macro-economic assumptions included in this report are realised, it is anticipated that the Company will become cash positive (net of capital, derivative obligations and the option premium payable) during 2011. However, the estimated funding requirement over this period is R1.6 billion, which largely relates to the Company's obligation in the context of the derivative structure and option premium payable.

Following a review of its unused old order mineral rights in early 2005, Western Areas decided to apply for the conversion of those rights adjacent, or in close proximity to, South Deep, where previous exploration activities had identified extensions to either the Ventersdorp Contact Reef ("VCR") or the Upper Elsburgs. Therefore, and prior to 1 May 2005, Western Areas lodged several applications for new form Prospecting Rights with the Department of Minerals and Energy ("DME") in Gauteng, albeit that two additional applications were lodged since. Of the four applications which have been submitted, three have been granted and notarially registered. In accordance with the Mineral Petroleum Resources Development Act No. 28 of 2002 ("the MPRD Act"), and the requirement for a 26% Black Economic Empowerment ("BEE") participation in such Prospecting Rights, the latter rights were ceded to Western Areas Prospecting (Proprietary) Limited ("WAPL"), a subsidiary of Western Areas, in which the BEE company Peotona Gold (Proprietary) Limited has a 26% shareholding.

2. SOUTH DEEP GOLD MINE

2.1 The Joint Venture

On 1 April 1999, Western Areas and Placer Dome South Africa (Proprietary) Limited ("PDSA") established an unincorporated joint venture known as the Placer Dome Western Areas Joint Venture ("PDWA JV"), with each party holding a 50% interest in the PDWA JV. With the acquisition by Barrick Gold Corporation of PDSA in January 2006, PDSA changed its name to Barrick Gold South Africa (Proprietary) Limited.

The parties own the assets of the joint venture in undivided half shares, and participate, subject to what is set out below in relation to the first charge quantity, equally in the profits and losses of the joint venture.

The joint venture distributes all of its production to the joint venture participants (where production includes total gold and associated metals and minerals produced), as is the case for all available surplus cash. Western Areas is entitled, in addition to its half-share of the production and surplus cash of the joint venture, to the first charge quantity, where the latter incorporates the following principles:

- 1.75% of BGSA's 50% of the total annual gold production, where the annual gold production equals, or is less than, 1 million ounces per annum; and
- 3.50% of BGSA's 50% of the total annual gold production where such gold production exceeds 1 million ounces per annum.

The participants are obliged to fund the joint venture in accordance with their respective participation interests from time to time. As of the commencement of the joint venture, the participants have equal participation interests. In the event that a participant fails to fund its share of the joint venture costs, the contributing participant is entitled to sell the non-contributing participant's share of the gold production, and to apply the proceeds thereof to the payment of that portion of the cash call which was not contributed. However, should a participant elect not to fund its share of the joint venture costs, its participation interest will be diluted in accordance with a factor that is determined by the amount by which it failed to contribute in relation to the fair market value of the joint venture, where the latter is determined by an independent expert.

The affairs of the joint venture are administered by the joint venture board, on which each of the participants has equal representation. Provided that BGSA has at least a 40% participating interest in the joint venture, it is entitled to appoint the chairman of the joint venture board. In the event of a deadlock at meetings of the joint venture board, the chairman is entitled to exercise a casting vote.

The respective interests of the participants are subject to pre-emptive rights in favour of the other. In certain circumstances, if there is a change of control in either of the parties, the party subject to the change of control event is deemed to have offered its participation interest in the joint venture to the other. Such a change in control is deemed to have been effected in the event that a third party acquires an interest in excess of 50% in either participant, and the value of the participation interest in the joint venture for that participant represents 50% or more of the value of that entity. It was this pre-emptive right that was waived by the Company in the context of the offer by Gold Fields.

2.2 Description of the Asset

South Deep, which is situated in the Magisterial Districts of Westonaria and Vanderbijlpark (Gauteng Province), some 45km southwest of Johannesburg, is exploiting auriferous palaeoplacers ("reefs") of the Witwatersrand Supergroup. The areal extent of the South Deep Mining Authorisation (ML 8/99), granted by the DME on 26 March 1999, is 3 563 hectares. Some 2 469 hectares of surface (freehold) rights are also held. All required operating permits have been obtained, and are in good standing. Supporting verification forms for the mineral rights that comprise the Mining Authorisation were lodged with the DME early in 2003 and steps have been taken to initiate the preparation of the documentation required for the conversion of the old order mining right to a new form mining right, as required in terms of the MPRD Act.

The reef horizons currently being exploited at South Deep include the VCR and the reef horizons that comprise the Upper Elsburgs (Massives and the Individuals). The VCR occurs in the western extremity of the Mining Authorisation and comprises a single reef horizon. By contrast the Upper Elsburgs, which occur to the east of a north-northeast striking subcrop with the overlying VCR, comprise multiple reef horizons that form part of an easterly divergent clastic wedge in which the associated gold grade decrease in an easterly direction.

South Deep comprises the South Shaft Complex and the new Twin Shaft Complex. The South Shaft Complex comprises the Main Shaft and Sub-Vertical Shafts ("SV") 1, 2 and 3, which service mining down to 95 Level (2 693 metres below surface). The Main Shaft is a single six-compartment shaft from surface to 50 Level (1303 metres below surface). There are two Sub-Vertical Shafts adjacent to the Main Shaft on 50 Level that service 70 to 95 Levels (1 938 and 2 692 metres below surface respectively). One of these Sub-Vertical Shafts, SV2, is dedicated to hoisting rock, whereas the other, SV3, is for the conveyance of men and materials.

The South Deep Twin Shaft Complex services Levels 90 (2 590 metres below surface) to 110 (2 890 metres below surface). It comprises a four-compartment, 9 metre diameter, shaft to a total depth of 2 996 metres below surface for the conveyance of rock, men and materials. The adjoining Ventilation Shaft also has a diameter of 9 metres, and extends to a depth of 2 760 metres below surface.

The main operating levels at South Deep are 85 Level, 90 Level and 95 Level, with 87 Level as an inter-level. All broken rock reports to 90 Level or 95 Level for horizontal tramming, and either to 95A Level for skip loading and vertical hoisting to surface via the SV2 and Main Shaft at the South Shaft Complex, or 110A Level for skip loading and vertical conveyance at the Twin Shaft Complex (Main Shaft). Tramming on the main levels is by means of battery powered rail bound locomotives and 14-tonne hoppers.

South Deep has been subdivided into two main areas, namely that above current infrastructure from 60 Level to 110 Level, and that below current infrastructure, from 110 Level to 135 Level.

2.2.1 *Above Current Infrastructure*

This area has been sub-divided into three sub-areas (Figure 1):

(a) Old Mine (Extended SV1): This area is serviced by the South Shaft Complex, and can further be subdivided into:

- The mining interval between 60 Level (1 630 metres below surface) and 70 Level, which is serviced by the SV1 Sub-Vertical shaft. The area is not being mined at present due to a failure of the SV1 Shaft sidewall in January 2004;
- The mining interval between 70 Level and 85 Level (2 393 metres below surface), which can be accessed from the SV2 and SV3 Sub-Vertical shafts. Limited mining of the economically viable pillars between the 70 and 72 Levels has commenced.

(b) Current Mine: The mining area extends from 85 Level to 95 Level, and is the focus of current mining activities. The production tonnage from the Current Mine comprises approximately 20% from conventional VCR stoping west of the Upper Elsburg subcrop position, and 80% from conventional destress and trackless mining of the Upper Elsburgs to the east of the Upper Elsburg subcrop position, from the 87 1W, 87 2W, 95 1W, 95 2W and 95 3W project areas.

(c) Future Mine (Phase 1): This area includes the 100 to 110 Levels and is serviced by the Twin Shaft Complex. Development on 100, 105 and 110 Levels has commenced so as to access the defined Mineral Reserves, with the VCR horizon having recently been intersected on 100 Level in the 8W crosscut area. The 110 Level occurs at a depth of 2 889 metres below surface.

2.2.2 ***Below Current Infrastructure***

Future Mine (Phase 2): The area below current infrastructure extends from 110 Level to the southern extremity of the Mining Authorisation (135 Level) at a depth of approximately 3 250 metres below surface (Figure 1).

Figure 1: South Deep Mining Areas



WATER PILLAR
SV1 AREA
SV-1 SHAFT
OLD MINE
SOUTH & SV2/3 SHAFT
SOUTH DEEP MAIN / VENT SHAFT
CURRENT MINE
PHASE 1
LEASE AREA
PHASE 2

In terms of the Upper Elsburgs in the Current Mine, the area has been subdivided into a number of projects. These projects, which are defined per level and are bounded by regional stability pillars, are numbered from the 0 Line in the east to the 3 West Line in the west at the Upper Elsburg subcrop position against the VCR. It is at the position of the latter that a "shoreline composite" has been defined (to a vertical thickness of 10 metres), due to difficulties experienced in differentiating the stratigraphy. Gold grades, and the percentage conglomerate developed, generally increase from the 0 Line in the east to the 3 West Line in the west.

The VCR is mined by conventional longwall mining methods, whereas the Upper Elsburgs are mined by a variety of methods ranging from conventional narrow reef stoping to trackless mining (drift and fill and drift and benching). The conventional stope ore is drilled, blasted and scraped into a series of gullies that feed an ore pass system. Trackless ore is drilled with trackless drill rigs, blasted and loaded with Load Haul Dumpers into 30 tonne trucks and transported to internal ore passes. Currently five trackless fleets are operational. During 2006, two additional fleets were procured, one of which will be used for the extraction of the 95 3W trackless project. The other fleet consists of a long hole fleet for the extraction of the 95 1W trackless project, where large long hole 'open stopes' of up to 60 000 tonnes per month, and widths of up to 30 metres, will be mined.

To enable trackless mining and secondary conventional mining in any one project area, the area must be destressed by placing a destress cut in an optimal position to ensure a destress window of 50 to 60 metres above and below the associated stope. In the Current Mine, the destress horizon for the 87 1 West project is positioned in the MB reef to facilitate trackless mining of the EC reef below, as well as the conventional mining of the MI reef. However, for the 87 2 and 3 West projects, the destress horizon is positioned in the EC reef zone. In the 95 1 and 2 West project areas, two overlapping destress horizons have been designed (one in the MBs and the other in the ECs), whereas for the 95 3 West area the destress cut is at the base of the EC reef zone. These conventional destress stopes are placed in reefs that allow the least lock up of Mineral Reserves, and serve to create rock mechanic conditions that characterise shallower depths.

Backfilling is an integral part of the mining method, and is essential to promote both local and regional stability. Classified cemented tailings ("CCT") are presently being used to backfill excavations, although the use of paste fill is under consideration. In the case of the latter, over 70% of the tailings will be utilised, by comparison some 48% in the case of the CCT.

South Deep's workings are currently at an average depth of 2 693 metres below surface, with a virgin rock temperature of 49°C. Cooling is achieved by means of site specific refrigeration, using both closed loop coil cars and open spray bulk air coolers. At present 55Mw of cooling on surface, and 14Mw of cooling underground on 80 Level, refrigerate the mine. An additional 17Mw of cooling capacity is to be commissioned on 94 Level at the Twin Shaft Complex in mid-2007. With the planned increase in production to 330ktpm, it is estimated that a further 30Mw of cooling capacity will ultimately be required. At present the average stope wet bulb temperature is 29.3°C and the stope face air speed is 0.65m/s.

The metallurgical plant currently has a planned capacity of 7 200 tonnes per day (nameplate capacity of 220 000 tonnes per month). It includes a two stage milling circuit (SAG Mill and Ball Mill), a gravity gold recovery circuit, inclusive of leach reactors and a pump cell carbon-in-pulp plant. The plant is capable of producing gold at a low cost with high extraction efficiencies once a steady state mill feed is achieved. Expansion of the plant's capacity is easily achieved through the installation of modular units, which would be the case in terms of increasing the production profile to the planned levels of 330ktpm.

2.3 Geological Setting

South Deep is exploiting auriferous palaeoplacers ("reefs") of the Witwatersrand Supergroup. The reef horizons currently being exploited include the VCR and those reefs that comprise the Upper Elsburgs (Massives and the Individuals). The VCR occurs in the western extremity of the Mining Authorisation and comprises a single reef horizon. By contrast the Upper Elsburgs, which occur to the east of a north-northeast striking subcrop with the overlying VCR, comprise multiple reefs that form part of an easterly divergent clastic wedge. This 'wedge' attains a thickness of approximately 120 metres in the vicinity of the eastern boundary of the Mining Authorisation. In general terms, the Upper Elsburgs represent an easterly prograding sedimentary sequence, with the Massives containing higher gold grades, and showing more proximal sedimentological attributes in the eastern sector of the Mining Authorisation, than the underlying Individuals.

2.4. Mineral Resources and Reserves

At the request of the joint venture partners, an Independent Review Panel ("IRP") reviewed the data integrity, geological interpretation, resource and reserve estimation procedures, mine design, life of mine planning and reporting of the 2005 South Deep Mineral Resource and Mineral Reserve, and considered the 2005 South Deep Mineral Resource and Reserve Statements to be compliant with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code, 2000), the National Instrument 43-101 and the CIM "Estimation of Mineral Resources and Mineral Reserves – Best Practice Guidelines" (2003).

2.5 Mineral Resources

2.5.1 *Modelling Process*

Each of the mineralised reefs at South Deep represents a period of degradation related to an episode of tectonic uplift that potentially occurred several million years apart. Being separated in geological time and space, each of these unconformity-bounded units represents geologically and statistically distinct entities (first order populations), which have different sedimentological (composition, texture, geometry, palaeocurrents) and mineralisation characteristics. Based on the broad lithological variations, each of the unconformity-bounded units can be further sub-divided into mature conglomerate and sandy/degenerate facies types (second order populations).

The geology department of South Deep has updated the 2002 Geological Model, which now depicts 6 reef units for the Upper Elsburgs in the Current Mine, namely the MB, MA/MI, ED, ECT, EC and EC9. Encouragingly, this model now recognises 5 unconformities within the Upper Elsburgs, as opposed to only 2 in the 2002 Geological Model. By inference, this means that all the first order population boundaries that can be consistently mapped are honoured in the 2005 Geological Model and resultant resource estimates. In addition a prominent quartzitic unit (ED) is also distinguished (a second order boundary).

In striving to incorporate a "best practice" level of geological detail into the 2005 Geological Model at South Deep, the following objectives were defined:

- to differentiate the main stratigraphic units to the extent that primary unconformities and the major quartzite and conglomerate ("reef") lithological units are honoured;
- to delineate lateral facies changes associated with each of the defined "reef" zones, and to correlate these with gold mineralisation, such that areas of equal economic potential ("geozones") can be constrained.

Based on the evaluation of 250 underground drill holes and 20 surface drill holes, 6 unconformity-bounded units were identified across the full extent of the South Deep Mining Authorisation and the adjoining Kalbasfontein Project ("the sub-region"). Lithologically these unconformity-bounded units were further split into 6 conglomeratic "reef" and 5 quartzite "sandy" units, totalling 11 stratigraphic units. Typical of the Witwatersrand Supergroup, the 6 auriferous conglomeratic "reef" units occur on unconformities, with the "sandy" units gradationally overlying 5 of these reefs.

Within the sub-region, all 6 conglomeratic reef units display significant lateral variation with respect to the amount (cumulative thickness and percentage) of conglomerate development, as well as the coarseness of the contained clasts. These lateral variations range between two end member facies, namely:

- a coarse conglomeratic facies comprising a high proportion (>70%) and/or thickness of conglomerate with large to cobble sized clasts. These facies normally occur as lobes that sub-parallel the Upper Elsburg subcrop; and
- a sandy conglomerate facies generally comprising a low proportion of conglomerate (<30%) and small to medium sized clasts, which gradationally borders the conglomeratic facies.

Within all the reefs, economic gold mineralisation shows an excellent, positive, spatial correlation with the coarse conglomeratic facies, while the sandy conglomerate facies generally hosts uneconomic gold concentrations. Based on these associations, high potential geozones have been interpreted that closely follow the lobes of coarse conglomerate, while areas of poor and fine conglomerate development have been delineated as low potential geozones. Moderate potential geozones represent the transition between these high and low potential geozones. By virtue the paucity of sampling data in Future Mine Phases 1 and 2, these geozones have been used to interpolate gold grades into Future Mine Phases 1 and 2 on the basis of their (known) gold distribution within Current Mine using a Bayesian approach with the resultant definition of the associated Mineral Resource.

The precept behind the Bayesian approach is that what is known about distribution in Current Mine can be applied to Future Mine providing the geological framework between the two models is consistent. In this regard, the corridor, geozone and reef fields common to both models could be used to allocate grade into the estimated areas in Future Mine.

2.5.2 *Results*

Table 1 summarises the South Deep Mineral Resource as at 31 December 2005, reported at a cut-off grade of 4g/t gold for Current Mine and Future Mine (Phase I and Phase 2) and 6g/t for SV1. The resource is inclusive of the resource used to define the Mineral Reserve.

Table 1: South Deep Mineral Resources – 31 December 2005

Classification	Area	Tonnes (million)	*In Situ* Grade (g/t)	Ounces (million)
Measured	Current Mine	29.9	8.2	7.9
Indicated	SV1 Current Mine Future Mine	31.9 46.3 181.9	10.1 7.9 6.3	10.3 11.8 37.0
	Sub-total	260.1	7.1	59.1
Total		**290.0**	**7.2**	**67.0**

Note: Rounding-off of figures quoted may result in minor computational discrepancies.

2.6 Mineral Reserves

2.6.1 *Modelling Process*

From a Mineral Reserve perspective, the Mining Authorisation was subdivided into four corridors by the Strategic Planning department in order to identify zones suitable for a particular mining method. The corridors, for which the boundaries are sub-parallel to the Upper Elsburg subcrop position, increase in total reef package thickness from west to east. As a result, the associated mining methodologies vary from Composite Mining in close proximity to the Upper Elsburg subcrop in the west (Corridor 4), through Drifting and Benching (Corridors 4, 3 and 2) to long hole stoping in the east (Corridors 2 and 1). In applying a Bayesian methodology to estimate the Mineral Reserves for Future Mine, the conversion ratios (per category dataset) derived for Current Mine were integrated with the volume dataset for Future Mine, resulting in each project in Future Mine being populated with mining methods, grades and conversion ratios of the equivalent unit in Current Mine. Once completed on a corridor, geozone, reef and mining method basis, modifying factors such as dilution, material loss and mine call factor could then be applied to produce final reserve estimates by project.

The mine designs for Future Mine were evaluated against the combined geology/resource model. The designs were classified according to a general mining method and a specific mining method. Three general mining methods were defined, these being trackless, conventional and destress, the latter of which was separated from conventional mining due to grade considerations. Specific mining methods describe each aspect of the general mining method. Thus, the trackless general method, for example, comprises ramping, drifting, benching, sub-benching, long hole stoping and long hole access.

The Mineral Resources were converted to Mineral Reserves through the application of the relevant modifying factors (by mining method), which included the application of a Mine Call Factor ("MCF") of 90% for the VCR and 95% for the Upper Elsburgs. A gold price of R87 192/kg was used in conjunction with the operating costs per mining method to determine Break Even Cut-off Grades ("BCOG's"). The BCOG's, as summarised below, were then used to constrain the appropriate stope designs.

- Conventional: 7.40g/t
- Drift and Fill: 5.00g/t
- Long hole stoping: 3.90g/t

It is important to note that any increase in the R/kg gold price will reduce the BCOG, and hence increase the defined Mineral Reserves. By way of example, at a gold price of R129 969/kg at which the South Deep financial (Life of Mine) model was run as part of the recent feasibility study, the Mineral Reserves for Current Mine increase by an estimated 27%, albeit with a corresponding decrease in gold grade by 10%. For comparative purposes, the average spot gold price on 30 September 2006 was R150 133/kg.

2.6.2 *Results*

Table 2 summarises the South Deep Mineral Reserves as of 31 December 2005. The Mineral Reserve is quoted at a head grade (that is, post MCF). Therefore, a plant recovery of 97.19% is to be applied to determine recoverable ounces.

Table 2: South Deep Mineral Reserves – 31 December 2005

Classification	Area	Tonnes (million)	Head Grade (g/t)	Ounces (million)
Proven	Current Mine	12.9	7.3	3.0
Probable	SV1	3.7	8.7	1.0
	Current Mine	11.2	5.6	2.0
	Phase I	58.5	6.3	11.9
	Phase 2	60.7	5.8	11.3
	Subtotal	134.1	6.1	26.3
Total		**147.0**	**6.2**	**29.3**

Note: Rounding-off of figures quoted may result in minor computational discrepancies.

The Mineral Resources and Reserves included in these tables are stated as of 31 December 2005. However, in the context of the recent feasibility study and resultant Life of Mine, the Mineral Reserves have been depleted through to 30 June 2006. Accordingly, the Mineral Reserves as of this date are summarised in Table 3 below. This provides for a depletion of 702 280 tonnes at a head grade of 7.76g/t (175 119 ounces), as well as the introduction of additional Mineral Reserves to the extent of 11 555 849 tonnes at a head grade of 4.79g/t (1 781 409 ounces).

Table 3: Mineral Reserves As At 30 June 2006 – Life of Mine

Area	Reef Type	Mining Method	Tonnes (million)	Head Grade (g/t)	Ounces (million)
Current Mine	Upper Elsburgs	Trackless	19.35	6.07	3.78
		Conventional	3.04	7.73	0.76
	VCR	Conventional	1.02	11.20	0.37
	Sub-total		23.41	6.51	4.91
Future Mine (Phase 1)	Upper Elsburgs	Trackless	50.35	5.90	9.55
		Conventional	7.60	5.52	1.35
	VCR	Conventional	4.45	10.78	1.54
	Sub-total		62.40	6.20	12.44
Future Mine (Phase 2)	Upper Elsburgs	Trackless	50.26	5.34	8.63
		Conventional	10.90	5.12	1.80
	VCR & Pillars	Conventional	5.44	10.78	1.89
	Sub-total		66.60	5.79	12.32
SV1	Sub-total		3.75	8.66	1.04
Total Mine	Upper Elsburgs	Trackless	119.96	5.69	21.96
		Conventional & SV1	25.29	6.08	4.95
	VCR	Conventional	10.91	10.82	3.80
Total			**156.16**	**6.11**	**30.71**

Note: Rounding-off of figures quoted may result in minor computational discrepancies.

The Mineral Reserves defined in Table 3 above were depleted over the Life of Mine in both the 220ktpm and 330ktpm production scenarios, which yielded a positive Net Present Value ("NPV") in both instances at a gold price of R129 790/kg and a 5% discount rate (real).

2.7 Feasibility Study – 330 000tpm Scenario

2.7.1 *Introduction*

A feasibility study has recently been completed by the joint venture at South Deep, which has taken some 18 months to complete. The feasibility study, aimed at establishing optimal production levels given the defined Mineral Resources, evaluated the economics of two production scenarios, namely a 220ktpm scenario and a 330ktpm scenario.

Consistent with the strategic objectives of the joint venture, the feasibility study was conducted to a 90 to 95% accuracy level for the Current Mine and Future Mine Phase 1 areas, and 80 to 85% for Future Mine Phase 2. Furthermore, as part of the process, each module developed by mine personnel as part of the feasibility study was reviewed by a peer group represented by internationally recognised consultancy groups/companies. All thirteen modules were reviewed on this basis, and where appropriate, the modules were amended to incorporate the findings of such peer groups.

Of these two scenarios, the 330ktpm scenario yielded the best financial returns, the key features of which are summarised below.

Following the conclusion of the scheduling work in support of the 330ktpm production profile, the Mineral Reserves have been increased to 156Mt at a head grade of 6.11g/t (30.70 million ounces) as of 30 June 2006. The increase in Mineral Reserves largely relates to the introduction of additional destress Mineral Reserves in Phases 1 and 2 of the Future Mine.

2.7.2 *Scheduling*

The planned production profile is targeting a production rate of 330ktpm (dry tonnes), which is achieved during Q1 of 2012, and compares with a maximum rate achieved since the commissioning of the Twins Main Shaft of 200ktpm (dry tonnes). The Life of Mine is 43 years (Years 2007 to 2049), over which an estimated 29.9 million ounces of gold are recovered.

The production for each of the main mining areas can be summarised as follows:

Current Mine	(2007 to 2024)
Future Mine Phase 1	(2007 to 2045)
Future Mine Phase 2	(2019 to 2049)
SV1 (Old Mine)	(2035 to 2048)

The first year of the production profile in the feasibility study is taken directly from the 2007 Budget, albeit that the latter provides for the milling of the low grade (waste) stockpile and vamping.

All production scheduling is supported by detailed development and services planning. In order to achieve the planned production build up, the scheduling incorporated the following key principles:

- a depletion model that accommodates a consistent blend of VCR (conventional mining) and Upper Elsburgs (trackless mining) in an endeavour to achieve an optimal head grade over the anticipated Life of Mine;
- a variety of trackless fleets with the ability to mine mini projects at a rate of 30 000tpm (drift and fill with benching) to 60 000tpm (long hole stoping) with the upside potential to increase this to 85 000tpm;
- downdip mining methods to accelerate trackless production below 95 Level; and
- utilisation of the Mineral Reserves as of 30 June 2006, which provides for depletions since 1 January 2006, as well as increased destress Mineral Reserves pertaining to Future Mine (Table 3).

The production derived from the various mining methods is summarised in Table 4, of which the drift and fill with benching mining method contributes 54% of the production.

Table 4: Average Contribution By Mining Method – Life of Mine

Mining Method	Production (tpm)	% of Total
Trackless	**260 700**	**79**
Drifting and Benching	177 276	54
Ramping	13 035	4
Long hole	70 389	21
Conventional	**69 300**	**21**
Destress	36 300	11
Secondary	9 900	3
VCR	23 100	7
Total	**330 000**	**100**

The production profile for the entire Mining Authorisation builds up from the current plan for 2007 of 2 127 893 tonnes (177 324tpm) to a maximum of 4 082 156 tonnes in 2021 (340 180tpm), with 1 012 254 tonnes being mined in the final year of the Life of Mine (2049). The planned capacity of 330ktpm is attained in 2012, and maintained thereafter, with minor fluctuations, through to 2043 (Figure 2).

Figure 2: Production Profile – Life of Mine



Tonnage
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
Ounces Recovered
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044
2046
2048
2050
2052
U/G tonnes
Ounces

Note: Underground tonnage only (that is, low grade material from waste dump is excluded).

Gold production peaks in 2021 with the recovery of an estimated 856 791 ounces, and production rates in excess of 800 000 ounces per annum are maintained over the periods 2012 to 2013 and 2016 to 2021.

Over the Life of Mine a total of 155 725 960 tonnes are extracted and 29 737 672 ounces of gold are recovered (Table 5). This compares with those Mineral Reserves indicated in Table 3, supporting the near full depletion of the defined Mineral Reserves.

Table 5 summarises the key production measures over the Life of Mine.

Table 5: Production Profile – Life of Mine

Parameter	Average									
	2007	2008	2009	2010	2011	2012–2021	2022–2031	2032–2041	2042–2049	Total
Tonnes Milled	2 127 893	2 374 192	2 499 883	2 840 537	3 429 385	4 011 194	4 008 125	3 961 663	2 830 531	155 725 960
Recovered Grade (g/t)	6.41	6.72	6.41	6.58	6.49	6.30	5.90	5.83	5.22	5.94
Kilograms	13 640	15 961	16 023	18 690	22 248	25 272	23 656	23 094	14 770	924 945
Ounces	438 522	513 165	515 149	600 901	715 299	812 511	760 546	742 504	474 879	29 737 672

Note: Tonnes milled only include underground tonnes.

The estimated capital expenditure through to the end of 2012, when a production rate of 330ktpm is achieved, is R3.5 billion.

2.7.3 *Vertical Logistics*

The current hoisting capacity at the Twin Shaft Complex is inadequate to support a production rate of 330ktpm, as the Main Shaft BMR Rock Winder only has a proven capacity of 202 dry ktpm. Although the South Shaft Complex is available to hoist a tonnage of 176ktpm from above 95 Level, the additional capital expenditure required to facilitate hoisting from the deeper levels mitigates against the use thereof from below 95 Level.

Various options were reviewed that were not limited to financial benefits alone, but included flexibility, reliability, logistics and non-interruptions to production. This culminated in the decision being made to deepen the Ventilation Shaft at the Twin Shaft Complex and to utilise the down-cast section of the bratticed shaft for hoisting rock. Accordingly the Ventilation Shaft will be partitioned by a brattice wall into two compartments, deepened from 100a Level to 110a Level and equipped appropriately. One compartment will be a down-cast compartment equipped with hoisting facilities and other services, and the other will be an up-cast compartment to exhaust air from the underground workings. Provision has been made for the installation of a rock winder (12Mw) of similar capacity (220ktpm) to that of the Main Shaft Rock Winder, as well as for modifications to the Ventilation Shaft headgear to accommodate tips and chutes and additional infrastructure underground.

The scheduled date of completion of the modifications to the Ventilation Shaft (which will result in a hoisting capacity of 220 dry ktpm) is Q4 of 2010, at an estimated cost of R527 million. As regards the brattice wall, however, it is to be completed by Q4 of 2007 such that the main fans and the 94 Level refrigeration plant can be commissioned shortly thereafter so as to improve in-stope environmental conditions.

Once completed, the modifications will result in a combined hoisting capacity of 422ktpm, allowing for the hoisting of 330ktpm of ore and 92ktpm of waste rock.

2.7.4 *Horizontal Logistics*

The main horizontal access system to reach the Future Mine Phase 1 area between 95 Level and 100 Level comprises haulage and air return systems on 95, 100, 105 and 110 Levels. The Phase 2 mining area comprises 115, 120, 125, 130 and 135 Levels. The levels are situated 78m apart vertically.

The concept of developing minor dip mechanised access decline systems (trackless access ramps) from the established levels in parallel with advancing the horizontal haulages was evaluated. A significant advantage of this approach is that it will accelerate trackless mining activities below the current 95 Level by some 5 years. The position of the ramps will be between 8 and 10 metres in the footwall of the destress cut. Four such ramp systems, comprising twin interconnected ramps, will be mined initially through the 100 1W MA, 100 2W ECT, 100 2W EB and 100 3W EB abutments. This method of mining will characterise all future mining below 95 Level of the Upper Elsburgs over the Life of Mine. Geological infill drilling will be conducted from the lead access ramp in order to evaluate the optimum position of the destress cut.

The production profile for the Life of Mine is based on a blend comprising 7.5% VCR (25.4ktpm) and 72.5% Upper Elsburgs (304.6ktpm). Due to the fact that high tonnages (750tph) are to be transported on individual levels from the Upper Elsburgs, a series of trade-off studies were conducted on alternative forms of horizontal transport of ore and waste, namely rail bound electrical locomotives, haul trucks, Rail-veyor and conveyors, which confirmed the latter to be preferable from both a logistical and cost (operating and capital) perspective. On this basis, the 100 to 135 Levels have been laid out to accommodate conveyors on the Upper Elsburgs, and conventional rail bound tramming on the VCR. Once mining commences in the Phase 2 area below 110 Level, the ore will be transported by a conveyor located in a decline which will connect each of the Phase 2 mining levels to 110 Level, where the 110 Level conveyor system feeds into the Ventilation Shaft silos.

The access system to the Phase 2 area will be by triple declines. Due to the increased travelling distances in Phase 2, a chairlift will be installed in the men/material decline to permit men to travel between 100 Level and the working levels below. From the chairlift station, men will either walk to their working places or be transported by personal carriers to the Upper Elsburgs or by rail man carriages to the VCR stoping areas. Material will be transported down the decline using a monorail system, which will be installed in the men/material decline.

2.7.5 *Ventilation and Refrigeration*

The ventilation and refrigeration system has been designed so that the in-stope reject temperature does not exceed 28.5° Celsius, with velocities greater than 0.8 metres/second. As a result, and for positional efficiency reasons, new semi-closed circuit refrigeration plants will be installed on 94 Level (42.5 Mw [R]). In 2019 a further refrigeration plant of equivalent capacity is required on 115 Level for Phase 2 of Future Mine. This plant will provide cooled air from bulk air coolers located at the intake cross-cuts to each mining area on the level.

Additional ventilation requirements include the installation and operation of four 312m^3/sec fans at the Twin Shaft Complex, and two at the South Shaft Complex. This ventilation necessitates additional haulages for the 100 to 135 Levels (viz. Future Mine Phases 1 and 2) with cross-sectional area measuring 20m^2.

It must be emphasised that the abovementioned ventilation and refrigeration requirements are at the design limits to support a broken rock tonnage of 360ktpm.

2.7.6 *Support*

The planned support ranges from the primary support, regional pillars and the use of backfill – particularly in the case of the trackless mining of the Upper Elsburgs.

The placement of backfill has been modelled extensively, and indications are that the tailings recovery rate of the Cycloned Classified Tailings ("CCT's") needs to be increased from the current rate of 48% to 75% to meet the placement requirements of the Fourth Quarter of 2009. To address this, the use of paste filling needs to be investigated as a matter of utmost importance to facilitate the build-up to 330ktpm. In addition, by virtue of the required increase in the number of backfill lines (sixteen in total), the backfill pipes will have to be routed through the South Shaft Complex in order to prevent hoisting delays in the Twin Shaft Complex in the event of repairs being necessary.

The current backfill requirement of 1 650m^3/day will increase to an estimated 2 140m^3/day in 2009. CCT's with a binder are presently being used as backfill, representing 28% of the total tailings produced – a limitation of the existing metallurgical plant. In order to increase this to the required 48% and 75% in support of the 330ktpm production rate, the existing backfill plant is being extended in the first instance to accommodate a tailings recovery of 48%. Thereafter, a new backfill plant is to be constructed to facilitate the 75% recovery rate.

A regional pillar optimisation study provided a revised pillar layout for Future Mine, which reduces seismic risk, improves regional pillar stability and recognises the presence of a weak 'blocky lava' in the hangingwall. The spacing of the regional dip pillars will be 180 metres

apart skin to skin in Phase 1 and 150 metres apart in Phase 2, with the former being 40 metres wide and the latter 35 metres wide. The aerial extraction has thus decreased from some 90% to between 80 to 85% (depending on depth) which has had a disproportionate effect on the volumetric extraction. Regional pillars now comprise 48% of the potentially recoverable reef volume. The new geological interpretation has also introduced a spatial element to the grade distribution and a number of pillars are sited in high grade ore zones. The gold currently locked in pillars is estimated to be some 20 million ounces.

2.7.7 *Metallurgical Plant*

The existing metallurgical plant has been designed for a milling rate of 220ktpm at an extraction efficiency of 97.5%. Although the plant has on a number of occasions achieved a milled capacity of close to 220ktpm, it has not yet been confirmed that this can be achieved consistently. Areas of concern have been highlighted since the commissioning of the plant, which have been included in the proposed modifications to the plant in order to achieve the planned tonnage build-up from the current rate of some 160ktpm to 330ktpm. These plant modifications, certain of which are common with the enhancement of the 220ktpm scenario, are as follows:

- Installation of a second ball mill;
- Installation of an in-circuit pebble crusher;
- Pebble porting on the SAG discharge;
- Installation of a pebble re-cycle crusher;
- Installation of four additional cyclones onto the cyclone cluster;
- Addition of four leach tanks;
- Surge tanks for CIP feed and tailings;
- Installation of a second thickener;
- Installation of a third eluate tank and electro-winning cells;
- Installation of an in-line leach reactor and
- Establishment of a new tailings dam facility.

As the current tailings dam has reached the end of its designed capacity, work is well underway as regards the identification of a new tailings disposal site and the completion of the required environmental impact assessment.

The cost of the plant expansion (inclusive of the new Tailings Dam) is estimated to be R452 million, and is scheduled for completion in the Fourth Quarter of 2009.

2.7.8 *Water Demand and Power*

2.7.8.1 *Pumping*

It has been determined that the current pumping system at South Deep is inadequate to fulfil the future requirements of the mine due to the settling arrangements and positional efficiency. The existing pumping system at the South Shaft Complex thus has to be relocated to the Twin Shaft Complex, where under normal conditions the water is not pumped to the surface, but to underground storage dams where it can be re-used for service water purposes. This will require the commissioning of clear water pump chambers on 51 Level, 84 Level, 110a Level (Phase 1) and ultimately 135a Level (Phase 2), with the former two pump chambers being equipped to alleviate possible risks in the event of an influx of underground water. Service water will be supplied from pumped water, clarified on the 110a and 135a Levels, supplemented by Rand Water (if required) and captured fissure water, and be reticulated by dams on 84 Level (Phase 1) and 105 Level (Phase 2). Potable water will be reticulated from surface via the Twins Main Shaft to 90, 94, 95, 100, 105 and 110 Levels, whereas 115 Level and below will be supplied with potable water from the Twins Main Shaft.

Table 8: Average Operating Cost By Mining Method (R/tonne milled) – Life of Mine

Mining Method	330ktpm
VCR – Conventional	540
Upper Elsburgs – Conventional and trackless	359
Destress	495
Secondary Conventional	313
Drift and Bench	339
Long hole	320
Total	376

Figure 3: Cash Operating Costs



95,000
90,000
85,000
80,000
75,000
70,000
65,000
60,000
55,000
50,000
R/kg
600
550
500
450
400
350
300
R/tonne milled
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044
2046
2048
2050
2052
R/kg
R/tonne

2.7.12 ***Financial Modelling – Life of Mine***

2.7.12.1 *Macro-economics*

The consensus view in the financial markets is for a long term gold price of US$500/oz to US$550/oz and a Rand/US Dollar exchange rate of 7.00 to 7.50.

Table 9: Macro-economic Assumptions

Factor	Assumption[1]
Gold Price per ounce	US$550
Silver Price per kilogram	US$10
Exchange Rate	R7.35:US$
Rand Gold Price	R129 969/kg
Inflation (SA CPI)	6%

[1] These assumptions are applied to the Life of Mine in 2007 Real Money Terms.

2.7.12.2 *Financial Results and Sensitivities*

The results of the financial modelling for the Life of Mine are summarised in Table 10 below, using the assumptions as set out in Table 9.

It must be emphasised that by virtue of the nature of the unincorporated joint venture with BGSA, ***the cash flow model does not include the impact of the following considerations:***

- the tax shield effect of the assessed tax loss and unredeemed capital expenditure;
- movements in working capital (debtors, creditors and stores);
- fair value of currency and commodity hedge contracts;
- the projected balance sheet position for South Deep as at 1 January 2007; and
- company tax.

Hence, from a pre-tax perspective, and with reference to Table 10, the NPV of Western Areas' 50% interest in South Deep (inclusive of the first charge quantity and exclusive of the abovementioned 'considerations'), at a 5% discount rate, is R9.28 billion.

Table 10: South Deep Financial Results – Life of Mine

Item	Unit	330ktpm	
Tonnes Recovered Grade	000's g/t	155 726 5.94	
Production	Kg (000's) Oz (000's)	925 29 738	
Unit Cost	R/t milled R/Kg $/Oz	374 62 970 266	
Item		**US$m**	**Rm**
Mine Operating Cash flow Royalties[1] Capex Free Cash Flow[2]		8 395 471 1 727 6 206	61 700 3 465 12 691 45 613
NPV @ 7%[3] NPV @ 5%[3]		1 831 2 465	13 458 18 118

Note:

(1) A royalty of 3% of revenue was used, effective as of 1 May 2009. On 11 October 2006 the Cabinet approved the much-delayed second draft of the Mineral and Petroleum Resources Royalty Bill, reducing the royalty payable on gold (gross sales) from 3% to 1.5%;

(2) Operation becomes cash positive in 2007 (viz. post operating costs and capital expenditure); and

(3) NPV calculations are at the level of South Deep, and exclude those parameters alluded to in Section 2.7.12.2.

For comparative purposes, the other scenario modelled as part of the feasibility study, namely the 220ktpm option, yielded a NPV of R12.41 billion at a 5% discount rate. Capital expenditure in this instance totalled R11.34 billion. This clearly demonstrates the unit cost benefit arising from increased production rates by virtue of the high fixed cost component of the mining operation.

Sensitivities have been calculated for the parameters gold price/exchange rate, operating costs and capital costs as summarised in Table 11 below. From the table, it is evident that the NPV is most sensitive to the Gold Price/Exchange rate and Operating Costs.

Table 11: Sensitivities

Parameter	NPV at 5% Discount Rate (R billion)		
	−10%	Base Case	+10%
Gold Price/Exchange rate	13.11	18.12	23.12
Operating Costs	15.71		20.53
Capital	17.47		18.76

2.7.13 *Risk Assessment*

A detailed risk assessment was conducted on South Deep by an external consulting firm, working in conjunction with mine personnel. Although particular emphasis was placed on identifying technical risks and opportunities that could materially influence the achievement of production and project objectives, no material technical flaws were identified.

The risk assessment has however resulted in recognition of the fact that further technical work is required to support the achievement of the plan in certain areas. These include:

- attraction and retention of suitably qualified deep level mining personnel;
- downdip mining through the abutment below 95 Level at an energy release rate of below 45 mj/m^3;
- refining backfill placement planning and pipe replacement;
- refining in-stope ventilation layouts;
- conducting close-out reviews with regard to the location of faults relative to the Twin Shaft Complex and the effect of associated seismic activity on steelwork and brattice design;
- conducting a full close-out review of the situation surrounding the high shaft air velocities and the potential effects on steelwork, conveyance speeds and in-shaft maintenance;
- re-evaluating the resources that will be required to implement the project plan. Particular attention should be paid to project execution if the timing and the predicted tonnage build up is to be achieved;
- re-evaluating the role of South Shaft Complex in relation to the Life of Mine;
- establishing a centralised document storage and retrieval facility to support implementation of the plan; and
- establishing a project blueprint.

The work also identified a number of technical opportunities that should be investigated. These include:

- mechanisation of the destress cut and narrow stoping areas;
- energy management;
- controlled re-circulation of ventilation air.
- routing of backfill pipes.
- introduction of paste fill;
- pillar extraction during the later stages of mining; and
- mining the SV1 Area at an earlier stage.

3. DERIVATIVE STRUCTURE

3.1 Description

The Western Areas gold hedge book ("derivative structure") is composed entirely of vanilla instruments, specifically put and call options, which are combined in such a manner that it behaves in a linear fashion. A maximum potential exposure analysis of the gold derivative structure illustrates that under extreme conditions the portfolio will continue to behave in a linear fashion. Consequently there are no uncertainties in the derivative structure in terms of fair value valuations or cash flows. Furthermore, the options that make up the derivative structure are combined in such a manner that the structure provides more protection than commitments – emphasising the conservative nature of the derivative structure. However, given the low strike prices on these options relative to current market prices, the derivative structure commits Western Areas to the low prices rather than protecting it from even lower prices, which was envisaged at the inception of structure. Ideally a South African based gold producer should hedge both its currency and gold exposures in order to secure cash flows. However, given the original tenor of the hedge and the general view at the time that the Rand would weaken against hard currencies, only the US Dollar gold price was hedged.

The current elements of the structure are as follows (see Table 12):

- Western Areas bought put options to provide price protection for the operation up to June 2014;
- Western Areas sold call options equivalent to 77% of the puts bought, capping the upside gold price participation at strikes between US$288/oz and US$333/oz over the remaining 8 year period;
- Western Areas sold call options striking between US$334/oz and US$454/oz capping the upside gold price participation over the remaining 8 year period;
- Western Areas bought call options striking between US$308/oz and US$429/oz giving the Company upside gold price participation over the remaining 8 year period;
- the higher sold call options are equivalent to 74% of the bought call options;
- at the current spot gold price, some 58% of the ounces to be sold by the Company during 2007 will be sold into the derivative structure. This remains at these levels through to 2009, whereafter it decreases to an average of 34% for the period 2012 to 2013. In 2014, only 17% of the gold sold is sold into the derivative structure, this being a function of the termination of the obligation in June 2014. Conversely, with the reduced requirement to deliver gold to the derivative structure over the remaining tenure of the structure, Western Areas has the increased ability to capitalise on the spot gold price;
- the options provide the ability to close-out the hedge positions in the event of appropriate market conditions;
- there is currently no Rand hedging in the derivative structure, and as such, the Company is fully exposed to currency fluctuations; and
- the option premium for the sold options was received upfront (US$104 million), and payment for the bought options was deferred until maturity of the option, effectively spreading the payment over the period of the structure.

The Western Areas derivative structure is exposed to moves in various market variables, the effects of which are summarised below:

- US$/Gold spot price: This is the most volatile variable and is expressed in terms of the gold delta, which represents the equivalent short spot position that Western Areas has (being – 1.06 million ounces as at 30 September 2006), and thus also measures the impact of changes in the US$/Gold spot price. Hence, for every US$1/oz change in the gold spot price, the fair value changes by US$1.06 million. A rise in the spot has a negative impact on the value of the structure, whereas a fall has a positive impact;
- US$ interest rate curve: This curve controls the contango on the forward market. That is, it controls the size of the premium payable for future gold over spot. The negative impact of the valuation of a 25 basis point upward shift in the US$ interest rate curve is in the order of US$2.5 million;

- gold interest curve: This curve is an important additional factor in the level of the gold forward contango along with the US$ interest rate. The positive impact on the valuation of a 25 basis point upward shift in the gold interest rate curve is in the order of US$6.23 million; and
- US$ Gold volatility curve: This exposure is very small. The positive impact of a.1% upward shift in the volatility curve is US$0.22 million.

In December 2001, US$104 million was received for premiums on sold options. This gave rise to the cash balance held in Escrow at the time, which was largely used to fund the mining operations. Simultaneously the options bought gave rise to an obligation to pay option premiums, totalling US$250 million, at various pre-determined dates in the future – the option premium payable. The option premium payable liability is reflected at the current settlement value of the future payments. An adjustment is made on a periodic basis to reflect the change in the value of this liability.

3.1.1 ***Financial Implications***

As of 30 September 2006, the net fair value of the derivative structure was re-valued at R2.80 billion using the US$360 483 116 valuation at an exchange rate of US$/R = 7.7643 (Tables 12 and 13).

In as far as the option premium payable is concerned the discounted value of the premium as at the same date was R1.08 billion (US$139 630 503).

Table 12: Derivative Structure As At 30 September 2006

		2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Dollar/Gold – Derivative Asset											
Put Options Bought											
Quantity	oz	51 129	205 572	214 224	209 436	213 960	200 436	205 920	205 056	98 166	1 603 899
Average price	$/oz	288.20	288.20	288.20	293.20	303.20	313.20	313.20	323.20	333.20	
Fair value	Rm's	–	0.0	0.2	1.0	2.7	4.6	5.7	7.7	4.6	26.5
Call Options Bought											
Quantity	ozs	21 237	85 392	88 980	87 000	88 872	83 256	85 536	85 188	40 776	666 237
Average price	$/oz	308.70	323.70	333.70	348.70	358.70	373.70	398.70	413.70	428.70	
Fair value	Rm's	48.2	191.3	204.0	201.4	210.5	198.6	201.4	202.7	97.2	1 555.3
Total Derivative Asset Fair Value											**1 581.8**
Derivative Liability											
Call Options Sold											
Quantity	oz	39 330	158 136	164 784	161 100	164 580	154 176	158 400	157 740	75 516	1 233 762
Average price	$/oz	288.70	288.70	288.70	293.70	303.70	313.70	313.70	323.70	333.70	
Fair value	Rm's	(95.4)	(395.5)	(429.9)	(430.7)	(444.2)	(419.0)	(442.1)	(442.6)	(212.0)	(3 311.4)
Call Options Sold											
Quantity	oz	15 732	63 252	65 916	64 440	65 832	61 668	63 360	63 096	30 204	493 500
Average price	$/oz	333.70	348.70	363.70	378.70	393.70	408.70	423.70	438.70	453.70	
Fair value	Rm's	(32.7)	(130.0)	(137.4)	(137.0)	(142.7)	(135.8)	(141.6)	(143.2)	(68.9)	(1 069.3)
Total Derivative Liability Fair Value											**(4 380.7)**
Parameters Used In Fair Value											
US$ Gold price (Annual Average)		599	628	660	693	727	761	797	835	864	
US$ Gold volatilities		22	22	22	23	23	23	23	23	23	
US$ Interest Rates (Annual Average)		5.38	5.30	5.08	5.03	5.03	5.05	5.07	5.11	5.13	
Option Premium Payable (Deferred Premium)											
Notional value	$m's	5.6	25.0	25.0	25.0	25.0	25.0	25.0	25.0	12.5	193.1
Fair value	Rm's	(43.0)	(180.9)	(165.9)	(152.3)	(139.7)	(128.0)	(117.1)	(107.2)	(50.0)	**(1 084.1)**

Table 13: Revaluation Of The Derivative Structure (30 September 2006)

Year	Fair Value Of Value Instrument (US$)				
	Calls Sold	Call Sold (Call spread)	Call Bought (Call spread)	Put Options	Year Total (US$)
2006	(12 283 118)	(4 211 749)	6 211 634	–	(10 283 233)
2007	(50 935 019)	(16 737 718)	24 639 609	756	(43 032 372)
2008	(55 365 137)	(17 702 256)	26 275 423	22 703	(46 769 267)
2009	(55 473 900)	(17 645 428)	25 940 881	129 326	(47 049 121)
2010	(57 215 474)	(18 375 951)	27 106 979	349 408	(48 135 038)
2011	(53 964 048)	(17 487 859)	25 575 015	587 086	(45 289 807)
2012	(56 935 018)	(18 242 127)	25 944 358	732 902	(48 499 885)
2013	(57 007 609)	(18 442 890)	26 107 339	989 628	(48 353 532)
2014	(27 309 231)	(8 876 823)	12 524 368	590 825	(23 070 861)
Total	**(426 488 554)**	**(137 722 801)**	**200 325 606**	**3 402 634**	**(360 483 116)**

Note: At a spot gold price of US$598.60 per ounce; US$/ZAR = 7.7643

4. WESTERN AREAS CORPORATE

Western Areas' cash balance as at 30 September 2006 was R154 million. The calculated tax loss and the unredeemed capital expenditure to offset future taxable profits at the same date are R1.166 billion and R1.481 billion respectively.

Although South Deep is expected to become cash positive during the second half of 2007, inclusive of capital expenditure, interim funding to the extent of some R300 million is required to ensure the Company meets its obligations under the derivative structure. Furthermore, on the basis that South Deep achieves the planned build up to 330 000tpm in 2012, and the macroeconomic assumptions discussed in this technical report being realised, it is anticipated that the Company will become cash positive (net of capital and derivative obligations) during 2011. However, the estimated funding required over this period is R1.6 billion, which largely relates to obligation in the context of the derivative structure.

5. CONTIGUOUS RIGHTS

5.1 Description

Through Western Areas Prospecting (Proprietary) Limited ("WAPL"), the Company has an interest in three Prospecting Rights that occur adjacent, or in close proximity, to South Deep. The other shareholder in WAPL is Peotona Gold (Proprietary) Limited, a broad based black economic empowerment company (26%). Furthermore, in recognition of the historical interest held by Free State Development and Investment Corporation Limited ("FSD") in the aforementioned Prospecting Rights, some 50% to 60% of the Company's 74% shareholding in WAPL will be sold by Western Areas to FSD for a consideration equal to the par value of the WAPL shares.

The three Prospecting Rights that have been granted in terms of the MPRD Act are known as the Kalbasfontein, WA4 and Fochville East Projects, which cover a cumulative area of 9 065 hectares.

A fourth application has also been submitted to the DME for the Wildebeestkuil Project (540 hectares) which effectively results in the consolidation of the rights held by WAPL to the south of Kloof Gold Mine. Whilst all the relevant documentation has been submitted to the DME, the Prospecting Right has yet to be granted.

The Prospecting Rights are valid for a period of 5 years, with the right to renew such rights for a further period of 2 years, on the basis that WAPL complies with the terms and conditions on which basis the rights were granted.

5.2 Historical Exploration Work

Historical exploration work has been completed in each of the project areas, which includes surface drill holes and 2-D Seismic Surveys, the majority of which were completed in the 1980's. As far as the WA4 and Kalbasfontein Projects are concerned, a more recent 3-D Seismic Survey was completed in 2004 in conjunction with Kloof Gold Mining Company Limited, as part of a survey that largely focused on the eastern and southern sectors of Kloof Gold Mine and South Deep respectively.

The drilling served to identify both strike and dip extensions of the VCR and Upper Elsburg ore bodies down to depths in excess of 4000 metres, whereas the seismic surveys assisted in delineating certain of the structural complexities in the area, particularly in the context of the WA4 Project, which is traversed by the northerly striking West Rand Fault System.

5.3 Resource Potential

The drilling in the Kalbasfontein Project, and for that matter South Deep, has been used to derive a resource estimate for the project area using a similar estimation protocol to that which was used under the guidance of an IRP for the South Deep Mineral Resource estimate of 31 December 2005 (viz. a Bayesian methodology). The work, which was completed by an independent consultant, resulted in the estimation of an Indicated Mineral Resource for the Upper Elsburgs of 85 million tonnes at an in-situ grade of 7.36g/t (20 million ounces) using a cut-off grade of 4g/t. However, the exploitation of such mineral resources is only considered to be economically viable should they be accessed from the South Deep (Future Mine Phase 1) infrastructure – as supported by preliminary work conducted as an extension to the existing Life of Mine.